Exhibit 99.1

ltau Unibanco Holding S.A.
2019
Reference Form

ltau Unibanco Holding S.A. REFERENCE FORM Base Date:12.31.2019 (In acccrdance wtth Attachment 24 to CVM Instruction No.480 of December 7, 2009 “CVM Instruction No. 480”,as amended) Identification ltaCI Unibanco Holding S.A., a corporation enrolled under the National Register of Legal Entllles/ Ministry of Finance (CNPJJMF) under No. 60.872.5041’0001-23, with its Articles of Incorporation registered with the Trade Board of the State of SAo Paulo under NIRE No.35.3.0001023-0, and registered as a publicly-held company with the Brazilian Securities and Exchange Commi ion (“CVM”) under No. 19348(“Bank” or “l uer”)
HeadOfftc. lnveator Relatione otnce The Issuer’s head office is located at Praoa Alfredo Egydio de Souza Aranha,100- Torre Olavo Setubal, in the City and State of Slo Paulo, CEP 04344-902. The Investor Relations department Is located at AvenldaEngenhelro Armando de Arruda Pereira,707-Torre EudoroVillela- nrreo, in the City and State of SAo Paulo. The Group Head of Investor Relations Is Mr. Renato Lulia Jacob. The Investor Relations Department’s telephone number Is (Oxx11) 2794-3547, fax number Is +55 11 5019-8717, and email is relacoes.investidores@itau-unibanco.com.br. Independent AudHore Finn Pricewat.erhouseCoopers Audi!Dreslndependentes, for the years ended 12/3112019, 12131/2018 and 12131/2017. Bookkeeping Agent ltaCt CorTetora de Valorea S.A. Stockholder.Service The Issuer’s stockholders’ service Is caiTied out at the branches of ltatl Unibanco S.A., the head office of which is located at Alfredo Egydlo de Souza Aranha, 100- Torre Olavo Setubal,In the City and State of o Paulo, CEP 04344-902. Newapapel’$ from which the Company discloses Information Website Official Gazet1e of the State of Sao Paulo (Di rioOticial do Estado de Sao Paulo) and 0 Estado de Slo Paulo newspaper. www.Hau.com.brnnvestor-relatlons. The Information Included In the Company’s website is not an integralpart of this Reference Form. Last update of this Reference Form 01/1212021

Historical resubmission Version Reasons for resubmission Date of update
V2 Update in itens 12.5/6, 12.7/8 and 12.12 07/10/2020
V3 Update in itens 11.1 and 11.2 08/03/2020
V4 Update in itens 12.5/6, 12.7/8 and 12.12 08/18/2020
V5 Update in itens 12.7/8 and 12.12 08/24/2020
V6 Update in itens 12.5/6 and 12.12 09/04/2020
V7 Update in itens 12.5/6 and 12.12 10/07/2020
V8 Update in itens 12.5/12.6 12.7/12.8 and 12.12 10/29/2020
V9 Update in itens 5.6, 11.1 and 11.2 11/03/2020
V10 Update in itens 12.5/6 and 12.12 12/03/2020
V11 Update in itens 1.0; 12.5/12.6 and 12.12 12/14/2020
V12 Update in itens 12.5/12.6, 12.7/12.8 and 12.12 01/12/2021

12.5/6 – Composition and professional experience of the board of directors and fiscal council

Name Taxpayer ID (CPF) Other positions held and roles performed at the issuer	Date of birth Profession	Management body Elective office held Description of other positions/roles	Date of election Date of investiture	Term of office Nominated by the controlling stockholder	Number of consecutive terms of office Percentage of attendance at meetings
Andre Balestrin Cestare 213.634.648-25 Not applicable.	06/08/1978 Engineer	Board of Officers member only 19 – Other officers Officer	04/30/2020 07/10/2020	Annual No	4 0.00%
Renato Barbosa do Nascimento 161.373.518-90 Not applicable.	10/28/1971 Accountant	Board of Officers member only 19 – Other officers Officer	04/30/2020 07/13/2020	Annual No	4 0.00%
André Sapoznik 165.085.128-62 Not applicable.	02/24/1972 Engineer	Board of Officers member only 19 – Other officers Director Vice President	04/30/2020 07/10/2020	Annual No	5 0.00%
Gilberto Frussa 127.235.568-32 Not applicable.	10/20/1966 Lawyer	Board of Officers member only 19 – Other officers Officer	04/30/2020 07/10/2020	Annual No	5 0.00%
Álvaro Felipe Rizzi Rodrigues 166.644.028-07 Member of the Disclosure and Trading Committee	03/28/1977 Lawyer	Board of Officers member only 19 – Other officers Officer	04/30/2020 07/10/2020	Annual No	7 0.00%
Teresa Cristina Athayde Marcondes Fontes 307.447.828-48 Not applicable.	08/28/1982 Lawyer	Board of Officers member only 19 – Other officers Officer	11/26/2020 12/31/2020	Annual No	1 0.00%
Daniel Sposito Pastore 283.484.258-29 Not applicable.	10/07/1979 Lawyer	Board of Officers member only 19 – Other officers Officer	11/26/2020 12/31/2020	Annual No	1 0.00%

12.516- Composition and professional experience of the board of directors and fiscal council
Name Date of birth Management body Date of Term of office Number of election consecutive terms of office Taxpayer ID (CPF) Profession Elective office held Date of Nominated by the Percentage of Investiture controlling attendance at stockholder meetings other positions held and roles performed at the Issuer Description of other positions/roles
Alexsandro Broedel 10/05/1974 Board of Officers member only 04/30/2020 Annual 8 031.212.717-09 Accountant 19 - Other officers No 0.00% Chairman of the Disclosure ad Trading Executive Officer 07/10/2020 Committee
Renata Lulia Jacob 05/10/1974 Board of Officers member only 10/29/2020 Annual 1 118.058.578-00 Engineer 19 - Other officers 12/14/2020 No 0.00% Investor Relations Officer Officer Chairman of the Disclosure ad Trading Committee
Emerson Macedo Bortoloto 07/25/1977 Board of Officers member only 04/30/2020 Annual 10 186. 130.758-60 Information 19 - Other officers 07/20/2020 No 0.00% Not applicable. Technologist Officer

12.516- Composition and professional experience of the board of directors and fiscal council
Name Date of birth Management body Date of election Term of office Number of consecutive terms of office Taxpayer ID (CPF) Profession Elective office held Date of Nominated by the Percentage of Investiture controlling attendance at stockholder meetings other positions held and roles performed at the Issuer Description of other positions/roles
Tatiana Grecco 08/31/1973 Board of Officers member only 04/30/2020 Annual 4 167.629.258-63 Technologist in 19 - Other officers No 0.00% 07/10/2020 Not applicable. Construction Officer Candido Botelho Bracher 12/05/1958 Board of Officers member only 04/30/2020 Annual 13 039.690.188-38 Business 19 - Other officers No 0.00% Administrator 07/10/2020 Member of the Social Responsibility Chief Executive Officer Committee Jose Virgilio Vita Neto 09/13/1978 Board of Officers member only 04/30/2020 Annual 7 223.403.628-30 Lawyer 19 - Other officers No 0.00% Not applicable. Officer 07/10/2020 Renata da Silva Carvalho 11/02/1974 Board of Officers member only Annual 1 08/27/2020 No 033.810.967-61 Engineer 19- Other officers 0.00% 10/01/2020 Officer Not applicable. Fernando Ban;ante Tastes Malta 04/14/1968 Board of Officers member only 04/30/2020 Annual 5 Systems Analyst 19- Other officers No 0.00% 992.648.037-34 Executive Officer 07/10/2020 Not applicable Paulo Sergio Miron 07/26/1966 Board of Officers member only 04/30/2020 Annual 6 Accountant 19- Other officers No 0.00% 076.444.278-30 Executive Officer 07/10/2020 Not applicable. Adriano Cabral Volpini 12/06/1972 Board of Officers member only 04/30/2020 Annual 3 Business 19- Other officers No 0.00% 162.572.558-21 Administrator Executive Officer 07/10/2020 Not applicable. Leila Cristiane Barboza Braga de Melo 10/04/1971 Board of Officers member only 04/30/2020 Annual 7 Lawyer 19- Other officers No 0.00% 153.451.838-05 07/13/2020 Executive Officer Not applicable. Caio Ibrahim David 01/20/1968 Board of Officers member only 04/30/2020 Annual 5 101.398.578-85 Engineer 19- Other officers No 0.00% 07/10/2020 Not applicable. General Director

12.5/6 - Composition and professional experience of the board of directors and fiscal council
Name Date of birth Management body Date of election Term of office Number of consecutive terms of office Taxpayer ID (CPF) Profession Elective office held Date of Nominated by the Percentage of attendance investiture controlling stockholder at meetings Other positions held and roles performed at the issuer Description of other positions/roles
Milton Maluhy Filho 06/0811976 Board of Officers member only 0413012020 Annual 3 252.026A88-80 Business 19- Other officers No 0.00% Member of the Disclosure and Administrator Director Vice President 07/10.12020 Trading Committee
Frederico Tra]ano lnliclo Rodrigues 0312511976 Board of Directors member only 04128/2020 Annual 1 253.929.608-47 Business 29- Other board officers Member of Yea 0.00% Not Applicable the Board of Directors (independent 07/07.12020 Admlnlstrator director) Ana LUcia de Mattos Bametto VIllela 1012511973 Board of Directors member only 04128/2020 Annual 3 066.530.82&-06 Pedagogic 29- Other board cft’icel’8 Yea 100.00% Professional Member of the Board of Directors (non-Member of the Nomination and 07/07.12020 executive director) Corporate Governance Committee Member of the Personnel Committee Member of the Social Responsibility Committee Fabio Collelfi Barbosa 10/0311954 Board of Directors member only 04128/2020 Annual 6 771.733.258-20 Business 29- Other beard cft’icers Y.s 100.00% Member of the Personnel Committee Administrator Member of the Board of Directors 07/07.12020 Independent director) Member of the Nomination and Corporate Governance Committee Member of the Strategy Committee Chairman of the Related Parties Committee Member of the Soctal Responsibility Committee

12.5/6 Composition and professional experience of the board of directors and fiscal council
Name Date of birth Management body Date of election Term of office Number of consecutive terms of office Taxpayer ID (CPF) Profession Elective office held Date of Nominated by the Percentage of attendance investiture controlling stockholder at meetings Other positions held and roles performed at the issuer Description of other positions/roles
Gustavo Jorge Labclre Loyola 12/1911952 Board of Directors member only 0412812020 Annual 13 101.942.071-53 Economist 29 Other board member Yes 100.00% Member of the Related Parties Member of the Board of Director Committee (independent director) 07/0712020 Member of the Compensation Committee Chairman of the Audit Committee Jose Gall6 09/11/1951 Board of Directors member only 0412812020 Annual 5 032.767.670-15 Business 29 ·other board members Yes 100.00%
Member of the Pereonnel Committee Administrator Member of the Boanl of Directors 07/0712020 (independent director)
Pedro Lutz Bodin de Morns 07/1311956 Board of Directors member only 0412812020 Annual 13 54a.346.867-87 Economist 29 ·Other board membere Yes 100.00% Member of the Compensation Member of the Boanl of Dlrectore Committee (independent director) 07/0712020 Chainman of the C8pltal and Risk Management Committee Member of the Related Parties Committee Pedro Moreira Salles 10/20/1959 Board of Directors member only 0412812020 Annual 13 551.222.567-72 Banker 29 - Other board member8 Yea 100.00% Chainman ofthe Strategy Committee Co-chainman ofthe Board of Directors Chainman of the Nomination and (non-executive director) 07/0712020 Corporate Governance Committee Chainman of the Pereonnel Committee Member of the Compensation Committee Member of the Social Responsibility Committee

12.5/6 ·Composition and professional experience of the board of directors and fiscal council
Name Date of birth Management body Date of Term of office Number of election consecutive terms of office Taxpayer ID (CPF) Profession Elective office held Date of Nominated by the Percentage of Investiture controlling attendance at stockholder meetings Other positions held and roles performed at the issuer Description of other positions/roles Ricardo Villela Marino 01/28/1974 Board of Directors member only 04/28/2020 Annual 13 252.398.288-90 Engineer 21 - Vice President of the Board Yes 81.82% Member of the Strategy Committee of Directors 07/07/2020 Alfredo Egydio Setubal 09/01/1958 Board of Directors member only 04/28/2020 Annual 13 014.414.218-07 Business 29- Other board members Yes 81.82% Member of the Personnel Committee Administrator Member of the Board of Directors (non-of 07/07/2020 Member the Nomination and executive director) Corporate Governance Committee Member of the Disclosure and Trading Committee Chairman of the Social Responsibility Committee Roberto Egydio Setubal 10/13/1954 Board of Directors member only 04/28/2020 Annual 13 007.738.228-52 Engineer 29- Other board members Yes 90.91% 07/07/2020 Member of the Capital and Risk Co-chairman of the Board of Directors Management Committee (non-executive director) Member of the Strategy Committee Chairman of the Compensation Committee

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name Taxpayer ID (CPF) Other positions held and roles performed at the issuer	Date of birth Profession	Management body Elective office held Description of other positions/roles	Date of election Date of investiture	Term of office Nominated by the controlling stockholder	Number of consecutive terms of office Percentage of attendance at meetings
João Moreira Salles 295.520.008-58 Member of the Strategy Committee	04/11/1981 Economist	Board of Directors member only 29 - Other board members Member of the Board of Directors (non-executive director)	04/28/2020 07/07/2020	Annual Yes	4 90.91%
Marco Ambrogio Crespi Bonomi 700.536.698-00 Member of the Nomination and Corporate Governance Committee Member of the Capital and Risk Management Committee	05/06/1956 Economist	Board of Directors member only 29 - Other board members Member of the Board of Directors (Independent member)	04/28/2020 07/07/2020	Annual Yes	4 81.82%
Rene Guimarães Andrich 709.926.659-49 Not applicable.	08/04/1971 Accountant	Fiscal Council 47 - Fiscal Council (Alternate) Nominated by preferred stockholders	04/28/2020 07/07/2020	Annual Yes	1 0.00%
Reinaldo Guerreiro 503.946.658-72 Not applicable.	02/10/1953 Accountant	Fiscal Council 46 - Fiscal Council (Alternate) Nominated by the controlling stockholder	04/28/2020 07/07/2020	Annual Yes	4 0.00%
Alkimar Ribeiro Moura 031.077.288-53 Not applicable.	08/09/1941 Economist	Fiscal Council 43 - Fiscal Council (Effective) Nominated by the controlling stockholder	04/28/2020 07/07/2020	Annual Yes	5 100.00%
Eduardo Azevedo do Valle 598.809.967-04 Not applicable.	05/24/1957 Engineer	Fiscal Council 47 - Fiscal Council (Alternate) Nominated by preferred stockholders	04/28/2020 07/07/2020	Annual No	5 0.00%

12.5/6 · Composition and professional experience of the board of directors and fiscal council Name Date of birth Management body Date of election Term of office Number of consecutive terms of office Taxpayer ID (CPF) Profession Elective office held Date of Nominated by the Percentage of Investiture controlling attendance at stockholder meetings Other positions held and roles performed at the issuer Description of other positions/roles Joao Costa 08/10/1950 Fiscal Council 04/28/2020 Annual 12 476.511.728-68 Economist 46- Fiscal Council (Alternate) Nominated Yes 0.00% Not applicable. by the controlling stockholder 07/07/2020 Jose Caruso Cruz Henriques 12/31/1947 Fiscal Council 04/28/2020 Annual 10 372.202.688-15 Lawyer 40 - Chairman of the Fiscal Council Elected by the controlling stockholder 04/28/2020 07/07/2020 Annual yes 10 100.00% Professional experience I Statement of any conviction independence criteria Teresa Cristina Athayde Marcondes Fontes - 307.44 7.828-48 HiddenHorzOCRTeresa Cristina Athayde Marcondes Fontes has been an Officer at the ltau Unibanco Group since 2020, being responsible for the Civil Litigation department. She joined the ltau Unibanco Conglomerate in 2003 as an intern, and since then has worked at the legal advisory to a number of business lines, including corporate, government relations, insurance, capitalization, private pension, health plans, real estate loans, vehicles, consortia, intellectual property/marketing, E&S, supplier contracts, technology contracts and equity and labor departments. Ms. Fontes worked as Compliance Superintendent, responsible for the Retail Banking and Labor segments (2017 to 2020). She has a Bachelor’s degree in Law from the Faculdade de Direito da Universidade de Sao Paulo (USP), Sao Paulo, Brazil; a post-graduate degree in Commercial Law from the University of Paris, Pantheon Sorbonne, Paris, France; an MBA from the Funda~o Dom Cabral, Sao Paulo, Brazil; a post-MBA from the Kellogg School of

Alexsandro Broedel - 031.212.717-09 Alexsandro Broedel has been a partner in the Partners Program since 2017, the Group Executive Finance Director since 2015, and held the position of Head of Investor Relations at the ltau Unibanco Group from 2017 to 2020. He joined the ltau Unibanco Group in 2012 as the Finance and Control Officer. Mr. Broedel has previously served as an Officer at the Comissao de Valores Mobiliarios (CVM). He is a Full Professor at FEA-USP and Trustee of the I FRS Foundation. He holds Bachelor’s degrees in Accounting and Law from the Universidade de Sao Paulo (USP), Sao Paulo, Brazil. He holds a Ph.D. in Accounting and Finance from the Manchester Business School, Manchester, United Kingdom, and is a Chartered Management Accountant (FCMA, CGMA), London, United Kingdom. Renate Lulia Jacob- 118.058.578-00 Renate Lulia Jacob has been an Officer at the ltau Unibanco Group and concurrently held the position of Investor Relations Officer at the ltau Unibanco Group since 2020. He has been a Member of the Disclosure and Trading Committee since 2019, having served as its Chairman since 2020. Mr. Jacob has been at the ltau Unibanco Group for 19 years, having held several positions, including CEO and Member of the Board of Directors at ltau BBA International pic, in the United Kingdom, and Member of the Boards of Directors at ltau International, in the U.S., and ltau Suisse, in Switzerland (2016 to 2020), a Managing Director of Banco ltau Argentina S.A. (2006 to 2010) and a Managing Director, Head of CIB Europe (2011 to 2015). He holds a Bachelor’s degree in Civil Engineering from the Universidade de Sao Paulo (USP), Sao Paulo, Brazil, and has attended the Advanced Management Program and taken part in the CEO Academy, both from The Wharton School of the University of Pennsylvania, Philadelphia, U.S. Emerson Macedo Bortoloto - 186.130.758-60 Emerson Macedo Bortoloto has been an Officer at the ltau Unibanco Group since 2011. He joined the ltau Unibanco Group in 2003, taking over a number of positions in the Internal Audit department. He is currently responsible for managing the Audit department, whose mission is to plan, carry out and report on audits in ltau Unibanco Group Retail processes and business, as well as its Wealth Management Services unit. He is also currently responsible for managing the planning, control and reporting of ltau Unibanco’s Audit Committee’s activities. He holds a Bachelor’s degree in Data Processing Technology; postgraduate degree in Audit and Consulting in Information Security from Faculdades Associadas de Sao Paulo (FASP), SAo Paulo, Brazil. In 2004, he obtained the CISA certification issued by the Information Systems Audit and Control Association (ISACA). He also has an MBA in Internal Auditing from Fundacao Institute de Pesquisas Contabeis, Atuariais e Financeiras (FIPECAFI), Brazil.

Tatiana Grecco - 167.629.258-63 Tatiana Grecco has been an Officer at the Itau U nibanco Group since 2017. She has worked at the financial and capital markets since 1994, when she joined the Capital Markets Department. She has built a consistent and successful career over the years within the firm, starting as a Back-Office Analyst of institutional and private banking investors’ portfolios. In 1998, she became a Fund Portfolio Manager at ltau Asset Management. After that, she worked as a Senior Portfolio Manager of fixed income and technical provision portfolios for five years and later became the Superintendent of Technical Provision Portfolio Management. In 2009, Ms. Grecco commenced the indexed fund business at ltau Asset Management, through mutual funds and ETFs- Exchange Traded Funds. In 2014, she also became the Superintendent of Solutions for Asset Allocation and Quantitative Funds. She has coordinated the ETF Committee and the ESG Workgroup at ANBIMA for several years. She was also Vice President of Fixed Income and Multimarket Funds Committee at the same Association, contributing to the development of Brazilian Mutual Funds. Since 2017, she has been responsible for the market and liquidity risk control at the ltau Unibanco, ltau Asset Management and ltau Corretora de Valores units. She holds a Bachelor’s degree in Civil Construction from the Universidade Estadual Paulista (UNESP), Sao Paulo, Brazil, a Postgraduate degree in Finance from the Institute Brasileiro de Mercado de Capitais (IBMEC), Brazil, a Master’s degree in Business Administration from the Fundayao Getulio Vargas (FGV), Sao Paulo, Brazil, and is certified by the Executive Education Program on Risk and Asset Management from the Yale University, Connecticut, U.S. She has been also a Certified Financial Planner (CFP) since 2009. Candido Botelho Bracher - 039.690.188-38 Candido Botelho Bracher has been a partner in the Partners Program since 2010 and the CEO of ltau Unibanco Group since 2017. He has held several positions at ltau Unibanco Group, including Wholesale Banking Senior Vice Presidente (“Diretor Geral”) (2015 to 2017) and Vice President (2004 a 2015). Mr. Bracher was also a Member of the Board of Directors (2009 to 2014) of BM&FBOVESPA SA- Bolsa de Valores, Mercadorias e Futures (currently B3 S.A.- Brasil, Bolsa, Balcao), an Alternate Member of the Board of Directors (1999 to 2005), and a Member of the Board of Directors (2005 to 2013) of Pao de A~ucar- Companhia Brasileira de Distribuiyao. He holds a Bachelor’s degree in Business Administration from the Fundacao Getulio Vargas (FGV), Sao Paulo, Brazil. Daniel Sposito Pastore- 283.484.258-29 Daniel Sposito Pastore has been an Officer at the ltau Unibanco Group since 2020. He has held several positions at the ltau Unibanco Group, including Legal Superintendent working at the labor, criminal, union relations, higher courts, labor advisory and WMS areas (2012 to 2020); Legal Manager, WMS, working at the international, Asset and Brokerage departments (2008 to 2011 ), Legal Lawyer, WMS (2004 to 2008); Lawyer, Banking Law (2002 to 2003), and Legal Assistant (M&A Legal) (2000 to 2002). Mr. Pastore served at the Associayao Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA) as an effective member of the Legal Committee (2012 to 2016), having served as Vice President (2015 to 2016); Coordinator and Liaison on behalf of ANBIMA with the Comissao de Valores Mobiliarios (CVM) for issuing and implementing new rules on suitability, asset management and trust management and investment funds (2014 to 2016), and Coordinator of the revision of self-regulation codes for trust management, asset management and investment funds (2015 to 2016). He was also a member of the legal labor committee (2017 to 2020) and the union negotiation committee (2020) at the Federayao Brasileira de Bancos (FEBRABAN). He holds a Bachelor’s degree in Law from the Universidade Presbiteriana Mackenzie, Sao Paulo, Brazil, and a post-graduate degree in Financial and Capital Markets Law from the Institute de Ensino e Pesquisa (INS PER), Sao Paulo, Brazil.

Jose Virgilio Vita Neto - 223.403.628-30 Jose Virgilio Vita Neto has been a partner in the Partners Program since 2008 and an Officer at the ltau Unibanco Group since 2011, being currently responsible for Tax Advisory and Litigation, Corporate Legal departments, in addition to the Legal Advisory of all Business departments of the General Retail Banking Office. He joined the ltau Unibanco Group in 2000, working as a lawyer until 2003, being responsible for the Wholesale Banking Legal Consulting department, particularly structured operations and real estate loans. Mr. Vita Neto worked as Legal Manager (2003 to 2008), being responsible for the Wholesale Banking Legal department, particularly structured operations, real estate loans, foreign exchange, derivatives and project finance, retail legal advisory and administrative and investigative proceedings, including those related to consumer protection bodies. He also acted as Legal Superintendent (2008 to 2009), responsible for retail legal advisory, administrative and investigative proceedings, litigation for major cases and public-interest civil actions. He worked as Legal Superintendent (2009 to 2011, being responsible for the Retail Legal Advisory, litigation for major cases and public-interest civil actions, management of appeals in higher courts, administrative and investigative proceedings, and criminal prosecution. He holds a Bachelor’s degree in Law from the Universidade de Sao Paulo (USP), Sao Paulo, Brazil; Master’s degree in Civil Law- Contracts from the Universidad de Salamanca- Spain; Ph.D. in Civil Law- Contracts from the Universidade de Sao Paulo (USP) Sao Paulo, Brazil, and has attended the Authentic Leadership Development Program from the Harvard Business School, Boston, U.S. Renata da Silva Carvalho - 033.810.967-61 Renata da Silva Carvalho has been an Officer at the ltau Unibanco Group since 2020. He is currently responsible for the Wholesale Banking’s Financial Planning department. Mr. Carvalho has held several positions at the ltau Unibanco Group, including Finance Superintendent, Wholesale Banking (2017 to 2020) and Market and Liquidity Risk Superintendent/Manager (2010 to 2017). He worked as Investment Market Risk Associate Director (2008 to 2010) at Fidelity International LTD (London, United Kingdom), Market Risk Associate Director (2006 to 2008) at Mizuho International LTD (London, United Kingdom), and Market and Liquidity Risk Analyst (1998 to 2006) at Banco Brascan S.A. (Rio de Janeiro, Brazil). He holds a Bachelor’s degree in Production Engineering from the Universidade Federal do Rio de Janeiro (UFRJ), Rio de Janeiro, Brazil; an Executive MBA in Finance from the lnstituto Brasileiro de Mercado de Capitais (IBMEC), Brazil; an MBA in System Analysis, Project and Management from the Pontiflcia Universidade Cat61ica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil; and a M.Sc.in Production Engineering from the Universidade Federal do Rio de Janeiro (UFRJ), Rio de Janeiro, Brazil; and he has attended the Executive Program from the Fundavao Dam Cabral, Minas Gerais, Brazil. He is a certified Professional Risk Manager (PRM) by the Professional Risk Management International Association (PRMIA) and a Financial Risk Manager (FRM) by the Global Association of Risk Professionals (GARP). Fernando Baryante Tastes Malta - 992.648.037-34 Fernando Baryante Tastes Malta has been a partner in the Partners Program since 2007 and an Executive Officer at the ltau Unibanco Group since 2015.He has held several positions at the ltau Unibanco Group, including serving at the Internal Controls and Compliance Office since 2016, in charge of the Group’s non-financial risks, from Operational Risks and Compliance to, as from 2017, Information Security, Anti-Money Laundering (AML) and Fraud Prevention, and of the coordination of the Operational Risks Control at foreign units. He served as Officer of Card Operations, Rede (Redecard), Real Estate Loans, Vehicle Financing, Consortia, Collection, Legal Operations, and all active customer services (2015 to 2016). Mr. Malta was also Officer of the Customer Service, Card Operations and Services, Real Estate Loans, Vehicle Financing, Consortia and Insurance and Capitalization Operations (2013 to 2015) departments. He was also Officer of the Customer Service, Operations and Services of the Consumer Credit department (cards and financing companies) (2011 to 2013); a Customer Service Officer of the Consumer Credit department (cards and financing companies) (2009 to 2011 ); and Channels and CRM Officer (Unibanco, before the merger) (2004 to 2009). He started his career in 1988, having held several positions. He worked in the management of the Channels, Branches and Institutional Portfolio departments and engaged in several projects and initiatives (1995 to 2008). He was also an Alternate Member of the Board of Directors of Tecnologia Banc~aria S.A.; a Deputy Member of the Board of Directors of Luizacred S.A. Sociedade de Credito, Financiamento e lnvestimento and an Alternate Member of the Board of Directors of Financeira ltau CBD Credito, Financiamento e lnvestimento and of Banco Carrefour S.A. He holds a Bachelor’s degree in Information Technology from the Pontitrcia Universidade Cat61ica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil, an MBA from the Fundavao Dam Cabral, Sao Paulo, Brazil, an extension course in Strategy from Kellogg School of Management at Northwestern University, Illinois, U.S. and an extension course in Bank Management from the Swiss Finance Institute (SFI), Zurich, Switzerland.

Paulo Sergio Miron - 076.444.278-30 Paulo Sergio Miron has been a partner in the Partners Program since 2019 and an Executive Officer at the ltau Unibanco Group since 2015. He has been an Executive Officer at the Institute Unibanco, and a Member of the Fiscal Council at the Fundacao Maria Cecilia Souto Vidigal and of the Fiscal Council at the Fundacao Nova Escola. He was a Partner at PricewaterhouseCoopers, Sao Paulo, Brazil (1996 to 2015), having been the engagement partner responsible for the audit work at large Brazilian financial conglomerates, including Unlbanco- Uniao de Bancos Brasileiros (1997 to 2000), Banco do Brasil (2001 to 2005), and ltau Unibanco S.A. (2009 to 2013). He was a Partner at PricewaterhouseCoopers, responsible for the Brasilia office, Distrito Federal (DF), Brazil (2001 to 2008), having also been responsible for PwC Brazil’s government services (2004 to 2008) and banking departments (1997 to 2008). Mr. Miron also coordinated the PwC Brazil’s department of training at financial institutions for over ten years, and worked as a college professor for a number of years teaching financial market-related courses. He is a member of the Institute of Internal Auditors (The I lA) and a speaker at many seminars on financial instruments and auditing issues. He holds Bachelor’s degrees in Accounting from the Universidade Sao Judas Tadeu, Sao Paulo, Brazil, and in Economics from the Universidade Presbiteriana Mackenzie, Sao Paulo, Brazil. Adriano Cabral Volpini- 162.572.558-21 Adriano Cabral Volpini has been a partner in the Partners Program since 2017 and an Officer at the ltau Unibanco Group since 2012. He has held several positions at the ltau Unibanco Group, including Superintendent of Prevention of Unlawful Acts (2005 to 2012); Manager of Prevention of Unlawful Acts (2004 to 2005); Inspection Manager (2003); Inspector (1998 to 2003); Auditor (1996 to 1997) and in the Branch Operation Department (1991 to 1996). He also holds management positions in several companies of the ltau Unibanco Group. He holds a Bachelor’s degree in Social Communication and a postgraduate degree in Accounting and Financial Administration, both from the Fundacao Armando Alvares Penteado (FAAP), Sao Paulo, Brazil and an MBA in Finance from the Institute Brasileiro de Mercado de Capitals (IBMEC), Brazil. Leila Cristiane Barboza Braga de Melo - 153.451.838-05 Leila Cristiane Barboza Braga de Melo has been a partner in the Partners Program since 2007 and an Executive Officer at the ltau Unibanco Group since 2015. She is currently responsible for the entire Legal, External Ombudsman’s Office, Government Relations, Corporate Communication and Sustainability departments. She has held several positions at the ltau Unibanco Group, including Officer (201 0 to 2015). She joined the ltau Unibanco Group in 1997, working in the Legal Advisory Department of Unibanco in operations involving banking products, credit card, and real estate and vehicle financing, and in projects related to mergers and acquisitions, corporate restructuring processes and capital markets, among others, and was elected Deputy Officer in 2008. She is also a Member of W.I.L.L. -Women in Leadership in Latin America (a nongovernmental organization with international coverage focused on improving the individual and collective value of women in leadership positions in Latin America). Ms. Melo also worked in the Project Finance and Securities Departments of the Debevoise & Plimpton firm in New York. She holds a Bachelor’s degree in Law from the Universidade de Sao Paulo (USP), Sao Paulo, Brazil and attended a Specialization course on Financial Law and Capital Markets from the Institute Brasileiro de Mercado de Capitals (IBMEC), Brazil and on Fundamentals of Business Law from New York University, New York, U. S., and attended the Fellows Program IWF World Leadership Conference and Gala, Atlanta, Georgia, U.S.; from Harvard Business School, Cambridge, Massachusetts, U.S. and from INSEAD, Fontainebleau, France.

Caio Ibrahim David - 101.398.578-85 Caio Ibrahim David has been a partner in the Partners Program since 2010, the Wholesale Banking Senior Vice President (“Diretor GeraiR) and CEO at ltau BBA since 2019. He has held several positions at the ltau Unibanco Group, including Vice President (2013 to 2019). He joined the Group in 1987 as a trainee and was elected Officer in 2003. In 1998, he was a Summer Associate in the Global Risk Management department at Bankers Trust Co. in New York. He was a member of the Board of Directors at Banco ltau BBA S.A. and Porto Seguro S.A. (2013 to 2015). At Rede, ltau Unibanco’s investee, he worked as Vice Chainnan of the Board of Directors (2010 to 2012). Mr. David also served as Chainnan of the Advisory Board of the Fundo Garantidor de Credito (FGC) (2013 to 2015). He is currently a Member of the Board of Directors at ltau CorpBanca in Chile. He holds a Bachelor’s degree in Mechanical Engineering from Universidade Presbiteriana Mackenzie, Sao Paulo, Brazil, a postgraduate degree in Economics and Finance and a Master’s degree in Controllership, both from the Universidade de Sao Paulo (USP), Sao Paulo, Brazil, and MBA with major in Finance and International Business from New York University, New York, U.S. Milton Maluhy Filho - 252.026.488-80 Milton Maluhy has been a partner in the Partners Program since 2011 and a Vice President at the ltau Unibanco Group since 2019. He is currently acting as Chief Financial Officer and Chief Risk Officer. He has held several positions at the ltau Unibanco Group, including CEO of ltau CorpBanca (Chile) (2016 to 2018)) in charge for the merger of two banks, CorpBanca and Banco ltau Chile. He joined the ltau Unibanco Group in 2003 and was elected Officer in 2007. He holds a Bachelor’s degree in Business Administration from the Funda~o Armando Alvares Penteado (FAAP), Sao Paulo, Brazil.

Andre Balestrin Cestare - 213.634.648-25

Andre Balestrin Cestare has been an Officer at the Itaú Unibanco Group since 2017.He is currently responsible for the Financial Planning of the Wholesale Banking and Technology and Operations department. He has held several positions at the Itaú Unibanco Group, including Financial Planning Officer - Retail Banking (2017 to 2019) and Finance Superintendent (2010 to 2017).

Mr. Cestare was also a Member of the Board of Directors at Financeira Itaú CBD and ConectCar from 2017 to 2019.

He holds a Bachelor's degree in Mechanical Engineering from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil; postgraduate degree in Business Administration and a Professional Master's degree in Finance and Economics, both from the Fundação Getulio Vargas (FGV), São Paulo, Brazil. He also attended the Executive Qualification Program from Fundação Dom Cabral, São Paulo, Brazil.

Renato Barbosa do Nascimento - 161.373.518-90

Renato Barbosa do Nascimento has been an Officer at the Itaú Unibanco Group since 2017, responsible for the internal audit function of the Wholesale Banking, Treasury, Risks, Accounting, Fiscal, Finance departments and foreign units.

He held several positions within PricewaterhouseCoopers Auditores Independentes (São Paulo, Brazil), including Audit Partner from 2009 to 2017. He took part in a three-year professional exchange program (2014 to 2017) and worked at PricewaterhouseCoopers in Mexico City, Mexico, as audit officer leading external audits in subsidiaries of international entities of the financial industry in Mexico. His main responsibility as Audit Partner was to lead external audits in entities of the financial industry in São Paulo (2009 to 2017). In that period, Mr. Nascimento was also responsible for monitoring external audits carried out by the PricewaterhouseCoopers teams of the United States, United Kingdom, Switzerland, Portugal, Chile, Argentina, Paraguay and Uruguay of subsidiaries of Brazilian financial institutions in these countries.

Also at PricewaterhouseCoopers Auditores Independentes (São Paulo, Brazil) he was Audit Senior Manager of the financial industry (2008 to 2009), and his main responsibility was to manage teams in charge of carrying out audits of entities of the financial industry, regulated by the Banco Central do Brasil. Mr. Nascimento served as an Audit Senior Manager of the financial industry (2006 to 2008), and took part in a two-year professional exchange program working at PricewaterhouseCoopers in London, United Kingdom, and his main responsibilities were managing external audits of British financial institutions in England, managing external audits of subsidiaries of international banks, as well as the resulting development of knowledge on the application of the International Financial Reporting Standards (IFRS), Sarbanes Oxley (SOx) rules and policies issued by the Public Company Accounting Oversight Board (PCAOB).

He holds Bachelor's degrees in Accounting and in Business Administration, both from the Universidade Paulista, São Paulo, Brazil and Master's degree in Business Administration (MBA) from Fundação Getulio Vargas (FGV), São Paulo, Brazil.

Andre Sapoznik - 165.085.128-62 Andre Sapoznik has been a partner in the Partners Program since 2007 and a Vice President at the ltau Unibanco Group since 2016. He joined the ltau Unibanco Group in 1998 and was elected Officer in 2009. He holds a Bachelor’s degree in Production Engineering from the Escola Politecnica da Universidade de Sao Paulo (USP), Sao Paulo, Brazil and MBA from Stanford University Graduate School of Business, California, U.S. Gilberte Frussa - 127.235.568-32 Gilberte Frussa has been a partner in the Partners Program since 2010 and an Officer at the ltau Unibanco Group since 2006, being the Chief Compliance Officer since 2017.He has held several positions at the ltau Unibanco Group, including Member of the Decision-Making Council at Entidades Fechadas de Previdencia Complementar (EFPC)- Funda~o ltau Unibanco Complementary Pension Plan since 2017. Mr. Frussa was also Chairman of the Legal Affairs Committee of the Associacao Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA) (2012 to 2015) and an Effective Member of the Conselho de Recursos do Sistema Financeiro Nacional (CRSFN) as the representative of the Associacao Nacional dos Bancos de lnvestimento (ANBID) (2000 to 2003) and as the representative of Associa~o Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA) (2011 to 2013),and a Member of the Committee for Evaluation and Selection of Directors of the Conselho de Recursos do Sistema Financeiro Nacional (CRSFN) since 2018. He holds a Bachelor’s degree in Law from the Universidade de Sao Paulo (USP), Sao Paulo, Brazil. Alvaro Felipe Rizzi Rodrigues - 166.644.028-07 Alvaro Felipe Rizzi Rodrigues has been a partner in the Partners Program since 2017 and an Officer at the ltau Unibanco Group since 2014. He is currently responsible for the Legal Wholesale Banking Department (investment banking, treasury, wealth management services, banking products, allocated funds and onlending, international loans and foreign exchange), the Proprietary M&A Legal Matters and Anti-Trust Legal Matters. Mr. Rodrigues had been previously responsible for the Institutional Legal Department (Corporate and Corporate Governance, Contracts, Intellectual Property and Corporate Paralegal Matters), the International Legal Department and Legal Retail Banking Department (responsible for legal issues related to products and services of the retail banking, insurance and pension plan business). He joined the ltau Unibanco Group in 2005, serving as Legal Manager and Legal Superintendent (2005 to 2014). He also worked in the Corporate Law and Contract Law departments (1998 to 2005) at Tozzini Freire Advogados. He has a Bachelor’s degree in Law from the Universidade de Sao Paulo (USP), Sao Paulo, Brazil. He has also attended a specialization course in Corporate Law from the Pontificia Universidade Cat61ica de Sao Paulo (PUC-SP), Sao Paulo, Brazil, and holds a Master of Laws (L.L.M.) from Columbia University Law School, New York, U.S.

Ana Lucia de Mattos Barretto Villela - 066.530.828-06 Ana Lucia de Mattos Barretto Villela (Non-Executive Member) has been a Member of the Board of Directors at the ltau Unibanco Group since 2018. She has held several positions at the ltau Unibanco Group, including Member of the Board of Directors (1996 to 2001 ). Ms. Villela has also been an Alternate Member of the Board of Directors of IUPAR- ltau Unibanco Participacoes S.A. since 2018; Vice Chairman of the Board of Directors (non-executive Member) of ltausa S.A. since 2017; Member of the Sustainability Committee (2015 to 2018) of Duratex S.A.; Co-Founder of AlanaLab (Maria Farinha Filmes, Flow, Jungle Bee) since 2014; Founding President of Alana Foundation since 2012; CEO of Institute Alana since 2002; Member of the Advisory Board at Institute Brincante since 2001 and Fellow Ashoka since 2010. She has been a Member of the Innovation Board of XPRIZE since 2018. First representative from Latin America on the Innovation Board of XPRIZE, a non-profit organization created by Peter Diamandis, who designs and manages global competitions to encourage the development of new technologies that may help solve some of mankind’s major challenges. She was a Member of the Advisory Board at Institute Akatu (2013 to 2017); Member of the Advisory Board at Commercial Free Childhood (CCFC) (2015 to 2017) and Member of the Advisory Board at Conectas (2003 to 2018) . She holds a Bachelor’s degree in Teaching with major in School Administration and a Master’s degree in Educational Psychology, both from the Pontitrcia Universidade Cat61ica de Sao Paulo (PUC-SP), Sao Paulo, Brazil and took graduate studies in Business Administration from Fundacao Armando Alvares Penteado (FAAP), Sao Paulo, Brazil (incomplete), and postgraduate studies in Administration in the Third Sector from the Fundacao Getulio Vargas (FGV), Sao Paulo, Brazil (incomplete). Ricardo Villela Marino - 252.398.288-90 Ricardo Villela Marino (Non-Executive Vice President) has been a Vice President of the Board of Directors at the ltau Unibanco Group since 2020. He was also a Member of the Board of Directors (2008 a 2020) and the Chairman of the bank’s Latin America Strategic Council since 2018. He has held several positions at the ltau Unibanco Group since 2002, including Vice President (201 0 to 2018). He has also been an Alternate Member of the Board of Directors of ltausa S.A. since 2011; Alternate Member of the Board of Directors of Duratex S.A. since 2009; Alternate Member of the Board of Directors of ltautec S.A. (2009 to 2019) and Alternate Member of the Board of Directors of Elekeiroz S.A. (2009 to 2018). He holds a Bachelor’s degree in Mechanical Engineering from the Escola Politecnica da Universidade de Sao Paulo (USP), Sao Paulo, Brazil and a Master’s degree in Business Administration from the MIT Sloan School of Management, Cambridge, Massachussets, U.S. Fabio Colletti Barbosa - 771.733.258-20 Fabio Colletti Barbosa (Independent Member) has been a Member of the Board of Directors at the ltau Unibanco Group since 2015. He has been a Member of the Board of Directors of Grupo Natura since 2017; a Member of the Board of Directors of Cia. Hering since 2017; and a Member of the Board of Directors of CBMM since 2015. He was CEO (2011 to 2014) at Abril Comunicacoes S.A.; Chairman of the Board of Directors (2011 to 2011) at Banco Santander (Brazil) S.A.; CEO (2008 to 2010) at Banco Santander S.A.; and CEO (1998 to 2008) at Banco Real S.A. Mr. Barbosa also served as Chairman of the Board of Directors of Fundacao OSESP (2012 to 2019), and is presently a Board Member at UN Foundation (U.S.) since 2011; a Member of the Board of Directors of Institute Empreender Endeavor since 2008 (Chairman since 2015); a Member of the Board of Directors of Almar Participacaes S.A. since 2013 and a Member of the Investment Committee ofGavea lnvestimentos since 2015. He holds a Bachelor’s degree in Economics from the Fundacao Getulio Vargas (FGV), Sao Paulo, Brazil and a Master’s degree in Business Administration from the Institute for Management Development, Lausanne, Switzerland. An independent member is a member who has no commercial or other relationship with the Company, with a company under the same control, with the controlling shareholder or with member of a management body that may (i) give rise to a conflict of interests; or (ii) impair its capacity and exemption from analysis and assessment.

Gustavo Jorge Laboissiere Loyola- 101.942.071-53 Gustavo Jorge Laboissiere Loyola (Independent Member) has been a Member of the Board of Directors at the ltau Unibanco Group since 2006 and Chairman of the Audit Committee since 2017. He was also Member of the Fiscal Council (2003 to 2006). He has been a partner at Tendancias Consultoria lntegrada SIS Ltda. since 2002 and at Tendancias Conhecimento Assessoria EconOmica Ltda. since 2003 and a Managing Partner at Gustavo Loyola Consultoria SIC since 1998. Mr. Loyola was Governor (1992 to 1993 and 1995 to 1997) of the Banco Central do Brasil and Governor of the National Financial System Regulation and Organization (1990 to 1992). He holds a Bachelor’s degree in Economics from the Universidade de Brasflia, Distrito Federal, Brazil and a Ph.D. in Economics from the Fundacao Getulio Vargas (FGV), Rio de Janeiro, Brazil. An independent member is a member who has no commercial or other relationship with the Company, with a company under the same control, with the controlling shareholder or with member of a management body that may (i) give rise to a conflict of interests; or (ii) impair its capacity and exemption from analysis and assessment. Jose Gall6 - 032.767.670-15 Jose Gallo (Independent Member) has been a Member of the Board of Directors of the ltau Unibanco Group since 2016. He is currently the Chairman of the Board of Directors at Lojas Renner and has been a Member of the Board of Directors since 1998, having been the Chairman of this Board between 1999 and 2005. He is currently the Chairman of the Strategic Committee and a Member of the Sustainability Committee. He was Superintendent at Lojas Renner S.A. (1991 to 1999), when he was elected Chief Executive Officer, a position he held until 2019. Mr. Gallo has over 30 years of experience in the retail segment, having been a Member of the Board of Directors of Institute para Desenvolvimento do Varejo (IDV). He has been a Member of the Board of Directors of Ultrapar Participa¢es S.A. since 2019, and was a Member of the Board of Directors of Localiza Rent a Car S.A. (201 0 to 2020), having been elected Vice Chairman of this Board (2019 to 2020) and of the Board of Directors of SLC Agrrcola S.A. (2007 to 2016). He was an Officer at Renner Administradora de Cartoes de Credito Ltda., Dromegon Participa¢es Ltda., Realize Participacoes S.A. and Realize Credito, Financiamento e lnvestimento S.A., all of which related to Lojas Renner S.A. He was also a Member of the Decision-Making Council of Institute Lojas Renner (2008 to 2019). Mr. Gall6 is currently Ambassador of Endeavor Brazil in Rio Grande do Sui, Vice Chairman of the Decision-Making Council of Institute Caldeira, an innovation ecosystem in Porto Alegre, and has been an Officer at Rumos Consultoria Empresarial Ltda. since 1987. He holds a Bachelor’s degree in Business Administration from the Escola de Administracao de Empresas de Sao Paulo da Fundacao Getulio Vargas (FGV), Sao Paulo, Brazil. An independent member is a member who has no commercial or other relationship with the Company, with a company under the same control, with the controlling shareholder or with member of a management body that may (i) give rise to a conflict of interests; or (ii) impair its capacity and exemption from analysis and assessment.

Pedro Luiz Bodin de Moraes - 548.346.867-87

Pedro Luiz Bodin de Moraes (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2009. He was a Member of the Board of Directors (2003 to 2008) at the Itaú Unibanco Group.
He has been a partner at Cambuhy Investimentos Ltda. since 2011 and at Ventor Investimentos Ltda. since 2009.
He was an Officer (2002 to 2003) and a Partner (2005 to 2014) at Icatu Holding S.A.; and an Officer and a Partner (1993 to 2002) at Banco Icatu S.A.
Mr. Bodin de Moraes also served as Monetary Policy Officer at the Banco Central do Brasil (1991 to 1992) and as an Officer at Banco Nacional de Desenvolvimento Econômico e Social (BNDES) (1990 to 1991).
He holds Bachelor's and Master's degrees in Economics from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil and a Ph.D. in Economics from the Massachusetts Institute of Technology (MIT), Cambridge, Massachussets, U.S.

An independent member is a member who has no commercial or other relationship with the Company, with a company under the same control, with the controlling shareholder or with member of a management body that may (i) give rise to a conflict of interests; or (ii) impair its capacity and exemption from analysis and assessment.

Pedro Moreira Salles - 551.222.567-72

Pedro Moreira Salles (Non-Executive Co-Chairman) has been a Co-chairman of the Board of Directors at the Itaú Unibanco Group since 2017, and he was also the Chairman of the Board of Directors (2009 to 2017) and Executive Vice President (2008 to 2009). He has held several positions at the Itaú Unibanco Group, including CEO (2004 to 2008).
He serves as the Chairman of the Board of Directors at Instituto Unibanco; Board of Directors at the Federação Brasileira de Bancos (FEBRABAN); Board of Directors at Companhia Brasileira de Metalurgia e Mineração (CBMM); and Board of Directors at Alpargatas S.A. He is also a Member of the Decision-Making Council, the INSPER's Board of Associates, and the Board of Directors at Fundação Osesp.
He holds a Bachelor's degree, magna cum laude, in Economics and History from the University of California, Los Angeles (UCLA), U.S. He holds a Master's degree in International Relations from the Yale University and he has attended the OPM – Owner/President Management Program at the Harvard University, both in the United States.

Alfredo Egydio Setubal - 014.414.218-07

Alfredo Egydio Setubal (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2007.He has held several positions at the Itaú Unibanco Group, including Vice President (1996 to 2015), Investor Relations Officer (1995 to 2015), Executive Officer (1993 to 1996), and Managing Director (1988 to 1993). He has been a Member of the Nomination and Corporate Governance Committee since 2009,a Member of the Personnel Committee and the Risk and Capital Management Committee since 2015,a Member of the Social Responsibility Committee since 2019, and he was a Member of the Accounting Policies Committee (2008 a 2009).
He has been the CEO and Investor Relations Officer at Itaúsa S.A. since 2015, Vice Chairman of the Board of Directors since 2008, a Member of the Disclosure and Trading Committee since 2009, having been Coordinator to this Committee since 2015, a Member of the Investment Policies Committee (2008 to 2011), Coordinator of the Investment Committee and a Member of the Finance, the Personnel and Ethics, and the Sustainability and Risks committees since 2017.
Mr. Setubal has been a Member of the Board of Directors and of the Strategy Committee at Alpargatas S.A. since 2017, a Member of the Board of Directors since 2015, Co-chairman of the Board since 2017 and a Member of the Personnel, Governance and Nomination Committee since 2015 at Duratex S.A.
He has been Chairman of the Board of Trustees since 2008 at the Fundação Itaú para Educação e Cultura (formerly Fundação Itaú Social); a Member of the Board of Directors of the Museu de Arte Moderna de São Paulo (MAM) since 1992 and of the Instituto de Arte Contemporânea.He has been Vice Chairman of the Board of Directors at the Fundação Bienal de São Paulo since 2017 (and a Member since 2009) and Chairman of the Decision-Making Council at the Museu de Arte de São Paulo (MASP) since 2018.
Mr. Setubal also served as a Member of the Board of Directors of the Associação Brasileira das Companhias Abertas (ABRASCA) (1999 to 2017) and Vice Chairman of the Board of Directors at the Instituto Itaú Cultural (2005 to 2019), having worked as a Board Member (1993 to 2005), Executive Vice President (2005 to 2019) and an Executive Officer (1996 a 2005).
He holds Bachelor's and Postgraduate degrees in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, with specialization from INSEAD, Fontainebleau, France.

Roberto Egydio Setubal - 007.738.228-52

Roberto Egydio Setubal (Non-Executive Co-Chairman) has been a Co-chairman of the Board of Directors at the Itaú Unibanco Group since 2017. He was also the Vice Chairman of the Board of Directors (2003 to 2017) and CEO (1994 to 2017). He has held several positions at the Itaú Unibanco Group, including Senior Vice President ("Diretor Geral") (1990 to 1994).
He has served as Vice President at Itaúsa S.A. since 1994 and as the Chairman of the Accounting Policies Committee (2008 to 2011).
Since 1994 he has been a Member of the Board of the International Monetary Conference. He was President of the Federação Nacional dos Bancos (FENABAN) and of the Federação Brasileira de Bancos (FEBRABAN) (1997 to 2001) and President of the Advisory Board of the Federação Brasileira de Bancos (FEBRABAN) (2008 to 2017). In 2000, Mr. Setubal became a Member of the Trilateral Commission and the International Board of the NYSE and in 2002 he became a Member of the International Advisory Committee of the Federal Reserve Bank of New York. In 2010, he became a Member of the China Development Forum.
He holds a Bachelor's degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil and a Master of Science degree in Engineering from the Stanford University, California, U.S.

Joao Moreira Salles - 295.520.008-58 Joao Moreira Salles (Non-Executive Member) has been a Member of the Board of Directors at the ltau Unibanco Group since 2017. He has held several positions at the ltau Unibanco Group, including Officer at IUPAR- ltau Unibanco Participacoes S.A. since 2018, and he was a Member of the Board of Directors (2015 to 2018). He was a Member of the Board of Directors at XP lnvestimentos S.A. (2018 to 2019). Mr. Moreira Salles is currently an Officer of Brasil Warrant Administracao de Bens e Empresas S.A. (BWSA), where, since 2013, he has been overseeing the management of BW Gestao de lnvestimentos (BWGI) as a member of the Investment, Risk and Operational Committees of the firm, and has been responsible for the monitoring of other BWSA subsidiaries. He has been a Partner and a Member of the Investment Committee of Cambuhy lnvestimentos Ltda. since 2013, and was a Member of the Board of Directors of investee Parnaiba Gas Natural (2014 to 2017). Before joining BWSA and Cambuhy, he had been an Investment Banker at J. P. Morgan Chase, New York, U.S. He holds a Bachelor’s degree in Economics from lnstituto de Ensino e Pesquisa (INSPER), Sao Paulo, Brazil; Master’s degree in Economics from Columbia University, GSAS, New York, U.S.; Master’s degree in Finance from Columbia University, GSB, New York, U.S. and a Ph.D. in Economic Theory from the Universidade de Sao Paulo (FEA-USP), Sao Paulo, Brazil. Marco Ambrogio Crespi Bonomi - 700.536.698-00 Marco Ambrogio Crespi Bonomi (Independent Member) has been a Member of the Board of Directors at the ltau Unibanco Group since 2017. He has held several positions at the ltau Unibanco Group since 1998, including Senior Vice President (MDiretor Geral”) (2015 to 2017). He was Vice President (2004 to 2011) of the Associayao Nacional das lnstituicaes de Credito, Financiamento e lnvestimento (ACREFI). He holds a Bachelor’s degree in Economics from the Fundayao Armando Alvares Penteado (FAAP), Sao Paulo, Brazil and attended a Financial Executive Advanced course at the Fundayao Getulio Vargas (FGV), Sao Paulo, Brazil and a course on Capital Markets at the New York University, New York, U.S. Reinaldo Guerreiro - 503.946.658-72 Reinaldo Guerreiro has been an Alternate Member of the Fiscal Council at the ltau Unibanco Group since 2017. He has been a Member of the Board of Directors since 2016, an Independent Member of the Audit Committee (2007 to 2017} and since 2020 at the Cia. de Saneamento Basico do Estado de Sao Paulo (SABESP), and a Member of the Fiscal Council of the FEA- USP Endowment Fund since 2016. Mr. Guerreiro has been the Chairman of the Audit Committee at Petrobras Gas S.A.(GASPETRO) since 2018, and was a Member of the Board of Directors (2016 to 2018) and Member of the Financial and Risks Committee (2016 to 2018) at Petrobras Distribuidora S.A.; and a Member of the Strategic Committee (2016 to 2018) at Petr61eo Brasileiro S.A. He is also the Chairman of the Board of Trustees of Fundayao lnstituto de Pesquisas Contabeis, Atuariais e Financeiras (FIPECAFI). He is a Full Professor of FEA-USP; Head of the Accounting Department in two terms of office, Principal (2010 to 2014) and the current Vice Head of the Accounting and Actuarial Science Department at the Faculdade de Economia, Administracao e Contabilidade da Universidade de Sao Paulo (FEA-USP). He holds a Bachelor’s degree in Accounting, a Master’s degree and a Ph.D. in Controllership and Accounting, and Habilitation degree (Miivre- docencia”) in Controllership and Accounting from the Faculdade de Economia, Administrayao e Contabilidade da Universidade de Sao Paulo (FEA-USP), Sao Paulo, Brazil.

Alkimar Ribeiro Moura - 031.077.288-53 Alkimar Ribeiro Moura has been a Member of the Fiscal Council at the ltau Unibanco Group since 2016. He has held several positions at the ltau Unibanco Group, including Member of the Audit Committee (201 0 to 2015). Mr. Moura is a retired Economics Professor at the Escola de Administrayao de Empresas de Sao Paulo of the Fundayao Getulio Vargas (FGV), Sao Paulo, Brazil. He was an Independent Member of the Board of Directors (2012 to 2017) and a Coordinating Member of the Audit Committee (2013 to 2017) of Cetip S.A. Mercados Organizados. Mr. Moura was an Independent Member of the Supervisory Board of BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. -Brasil, Bolsa, Balcao): Market Supervision (2007 to 2010). He was Chainnan of Investment Banking (2001 to 2003) and Vice Chainnan of Finance and Capital Markets (2001 to 2003) at Banco do Brasil S.A. Mr. Moura held several positions at the Banco Central do Brasil, including Standards and Financial System Organization Officer (1996 to 1997); Monetary Policy Officer (1994 to 1996); Public Debt and Open Market Transactions Officer (1987 to 1988). He was an Officer at Banco Pirelli-Fintec (1988 to 1993). He holds a Bachelor’s degree in Economics from the Universidade Federal de Minas Gerais, Belo Horizonte, Minas Gerais, Brazil; Master’s degree from the University of California, Berkeley, and a Ph.D. in Applied Economics from the Stanford University, California, U.S. Eduardo Azevedo do Valle - 598.809.967-04 Eduardo Azevedo do Valle has been a Member of the Fiscal Council at the ltau Unibanco Group since 2016. He is the Chairman of the Board of Directors of Cabo Frio Airport, in charge of its strategy committee since 2018 and he has been the Managing Partner at Valens Brasil Ltda. ME, since 2015. He was an Executive Officer at Oil & Gas at BSM Engenharia S.A. (2014 to 2015); Chief Executive Officer at Asco Participa¢es do Brasil (2012 to 2014) and Apolo Tubulars S.A. (2010 to 2012); CEO at Brasco Logistica Offshore (2007 to 2010); Vice President at Praxair Distribution, Inc. for the U.S. and Canada (1999 to 2003); Marketing Officer (2003 to 2005); Logistics Officer (2005 to 2006); Gas Distribution and Production Manager (1995 to 1998) at White Martins Gases lndustriais S.A. He was also a Financial Administration Manager (1991 to 1992); Member of the Board of Directors of Porto do Forno RJ (2008 to 2010) and an Officer at the Associayao Brasileira da Industria de Tubos e Acess6rios de Metal (ABITAM) (2010 to 2012). He was the Global Leader of the Praxair, Inc. Distribution Team (1987 to 2002). He holds Bachelor’s degrees in Business Administration from Universidade do Estado do Rio de Janeiro (UERJ), Rio de Janeiro, Brazil and in Electrical Engineering from Military Institute of Engineering (I ME). He also holds an MBA in the Global Leaders Program from Praxair, Inc.; a postgraduate degree in Business Management of Oil and Gas Exploration and Production from the lnstituto Brasileiro de Petr61eo, Gas e Biocomubustrveis (IBP). He is a chartered board member by the Brazilian Institute of Corporate Governance (IBGC); and he is a NACO (U.S. National Association of Corporate Directors) Governance Fellow.

Frederico Trajano lnacio Rodrigues- 253.929.608-47 Frederico Trajano lnacio Rodrigues (Independent Member) has been a Member of the Board of Directors of the ltau Unibanco Group since 2020. He has been the Chief Executive Officer (CEO) of Magazine Luiza S.A. since 2015, and was an Executive Sales and Marketing Officer (2010 to 2015), a Commercial Officer, and was in charge of the Marketing Office (2004 to 201 0). He started his career in 2000, being responsible for the E-Commerce department. Mr. Rodrigues has been an Effective Member of the Board of Directors of Luizaseg Seguros S.A. since 2005, and worked in the retail and consumer goods departments at Deutsche Bank Securities (1998 to 1999). He holds a Bachelor’s degree in Business Administration from the Funda~o Getulio Vargas (FGV), Sao Paulo, Brazil and attended the Program for Executives from the University of California, Stanford, U.S. An independent member is a member who has no commercial or other relationship with the Company, with a company under the same control, with the controlling shareholder or with member of a management body that may (i) give rise to a conflict of interests; or (ii) impair its capacity and exemption from analysis and assessment. Joao Costa - 476.511.728-68 Joao Costa has been an Alternate Member of the Fiscal at the ltau Unibanco Group since 2009. He has held several positions at the ltau Unibanco Group, including Managing Director (1997 to 2008). He has been an Alternate Member of the Fiscal Council of ltausa S.A. since 2009. He was an Effective Member of the Fiscal Council of the Federa~o Brasileira de Bancos (FEBRABAN); Federa~o Nacional dos Bancos (FENABAN); lnstituto Brasileiro de Ciencia Bancaria (IBCB), and of the Sindicato dos Bancos do Estado de Sao Paulo (1997 to 2008). He holds a Bachelor’s degree in Economics from Faculdade de Economia Sao Luiz, Sao Paulo, Brazil; Continuing education in Business Administration from the Faculdade de Economia, Administra~o. Contabilidade e Atuaria of the Universidade de Sao Paulo (FEA-USP), Sao Paulo, Brazil and attended a Management Program for Executives from the University of Pittsburgh, Pennsylvania, U.S. Jose Caruso Cruz Henriques - 372.202.688-15 Jose Caruso Cruz Henriques has been a Member of the Fiscal Council at the ltau Unibanco Group since 2011 and Chairman of this Board since 2017. He has held several positions at the ltau Unibanco Group, including Officer (1988 to 2003). He has been Executive President of Corhen Servi~os Ltda. since 2003. He holds a Bachelor’s degree in Law from the Universidade de Sao Paulo (USP) Sao Paulo, Brazil and a postgraduate degree in Business Administration from the Funda~o Getulio Vargas (FGV), Sao Paulo, Brazil. Rene Guimaraes Andrich- 709.926.659-49 Rene Guimaraes Andrich has been an Alternate Member of the Fiscal Council at the ltau Unibanco Group since 2020. He is the Chairman of the Audit Committee at Companhia Paranaense de Gas (COMPAGAS); Chairman of the Audit Committee at Hospital de Clinicas de Porto Alegre (HCPA), and a Member of the Audit Committee at Sercomtel S.A. - Telecomunicac;oes. He is a Professor, Mentor, and Instructor in Compliance, Internal Controls, and Internal Audit courses. He was Head of Internal Audit- Latin America at Electrolux do Brasil S.A.; External Auditor at Ernst & Young and at Parana Auditores, and Audit Supervisor at Spaipa S.A. Industria Brasileira de Bebidas. He holds certifications from CCie- Director with Experience (IBGC); CIA- Certified Internal Auditor (The IIA); CRMA- Certified Risk Management Assurance (The I lA); CCSA- Certificate in Control Self-Assessment (The I lA); QA- Accreditation in QA AssessmenWalidation (The IIA), and the Conselho Regional de Contabilidade (CRC). He holds a Master’s degree in Management from the Pontitrcia Universidade Cat61ica do Parana (PUC-PR), Curitiba, Brazil, a Postgraduate degree in Controllership from the Funda~o Getulio Vargas (FGV), Sao Paulo, Brazil, and a Bachelor’s degree in Accounting from the FAE Business School, Curitiba, Brazil.

Type of Conviction Description of the conviction Renato Barbosa do Nascimento - 161.373.518-90 N/A André Sapoznik - 165.085.128-62 N/A Gilberte Frussa - 127.235.568-32 N/A Alvaro Felipe Rizzi Rodrigues - 166.644.028-07 N/A Alexsandro Broedel - 031.212.717-09 N/A Renato Lulia Jacob - 118.058.578-00 NIA Emerson Macedo Bortoloto - 186.130.758-60 N/A Tatiana Grecco - 167.629.258-63 N/A Candido Botelho Bracher - 039.690.188-38 N/A Jose Virgilio Vita Nato - 223.403.628-30 N/A Renato da Silva Carvalho - 033.810.967-61 N/A Fernando Baryante Tostes Malta - 992.648.037-34 N/A Paulo Sergio Miron - 076.444.278-30 N/A Adriano Cabral Volpini - 162.572.558-21 N/A Leila Cristiane Barboza Braga de Malo - 153.451.838-05 N/A Caio Ibrahim David - 101.398.578-85 N/A Milton Maluhy Filho - 252.026.488-80 N/A

Andre Balestrin Cestare - 213.634.648-25 N/A Frederico Trajano lnacio Rodrigues - 253.929.608-47 N/A Ana Lllcia de Mattos Barretto Villela - 066.530.828-06 N/A Fabio Colletti Barbosa - 771.733.258-20 N/A Gustavo Jorge Laboissiere Loyola - 101.942.071-53 N/A Jose Gall6 - 032.767.670-15 N/A Pedro Luiz Bodin de Moraes - 548.346.867-87 N/A Pedro Moreira Salles - 551.222.567-72 N/A Ricardo Villela Marino - 252.398.288-90 N/A Alfredo Egydio Setubal - 014.414.218-07 N/A Roberto Egydio Satubal - 007.738.228-52 N/A Joao Moreira Salles - 295.520.008-58 N/A Marco Ambrogio Craspi Bonomi - 700.536.698-00 N/A Rene GuimarAes Andrich - 709.926.659-49 N/A Reinaldo Guerreiro - 503.946.658-72 N/A Alkimar Ribeiro Moura - 031.077.288-53 N/A Eduardo Azevedo do Valle - 598.809.967-04 N/A JoAoCosta- 476.511.728-68 N/A

Jose Caruso Cruz Henriques - 372.202.688-15 N/A Teresa Cristina Athayde Marcondes Fontes - 307.447.828-48 N/A Daniel Sposito Pastore - 283.484.258-29 N/A

12.7/8 -Composition of committees Nama Type of committee Position held Profession Date of election Term of office Percentage of Description of other attendance positions held at meetings Taxpayer ID (CPF) Description of other Date of Date of Number of committees Type of audit birth Investiture consecutive terms of office other positions held/roles performed at the Issuer Antonio Carlos Barbosa de Oliveira Audit Committee Committee member (effective) Engineer 04/30/2020 Annual 94.74% 528.154.718-68 A Statutory Audit Committee non 06/13/1951 08/07/2020 3 Not applicable. adherent to CVM Instruction No. 308/99 Antonio Francisco de Lima Neto Audit Committee Committee member (effective) Economist 04/30/2020 Annual 100.00% 231.877.943-00 A Statutory Audit Committee non 06/13/1965 6 08/07/2020 Not applicable. adherent to CVM Instruction No. 308/99 Diego Fresco Gutierrez Audit Committee Committee member (effective) Accountant 04/30/2020 Annual 100.00% 214.970.328-90 A Statutory Audit Committee non 01/24/1970 08/19/2020 8 adherent to CVM Instruction No. 308/99 Not applicable. Gustavo Jorge Laboissiere Loyola Audit Committee Chairman of the Committee Economist 04/30/20209 Annual 97.37% 101.942.071-53 A Statutory Audit Committee non 12119/1952 08/07/2020 4 Member of the Board of Directors adherent to CVM Instruction No. 308/99 Member of the Related Parties Committee Member of the Compensation Committee Otavio Yazbek Audit Committee Committee member (effective) Lawyer 04/30/2020 Annual 0.00% 07/08/1972 1 163.749.928-06 A Statutory Audit Committee non 08/07/2020 Not applicable. adherent to CVM Instruction No. 308/99 Luciana Dias Audit Committee Committee member (effective) 04/30/2020 Annual 0.00% Lawyer 251.151.348-02 A Statutory Audit Committee non 1 Not applicable. adherent to CVM Instruction No. 308/99 01/13/1976 08/07/2020 Rogerio Paulo Calderon Peres Audit Committee Committee member (effective) Business 04/30/2020 Annual 100.00% 035.248.608-26 A Statutory Audit Committee non Administrator 5 Not applicable. adherent to CVM Instruction No. 308/99 02/02/1962 08/07/2020 231

Gustavo Jorge Laboissiere Loyola Compensation Committee Committee member (effective) Economist 04/30/2020 Annual 75.00% 101.942.071-53 12/19/1952 5 04/30/2020 Member of the Board of Directors Chairman of the Audit Committee Member of the Related Parties Committee Geraldo Jose Carbone Compensation Committee Committee member (effective) Economist 04/30/2020 Annual 75.00% 952.589.818-00 08/0211956 3 04/30/2020 Not applicable. Pedro Luiz Bodin de Moraes Compensation Committee Committee member (effective) Economist 04/30/2020 Annual 100.00% 548.346.867-87 07/13/1956 11 04/30/2020 Member of the Board of Directors Chairman of the Capital and Risk Management Committee Member of the Related Parties Committee Pedro Moreira Salles Compensation Committee Committee member (effective) Banker 04/30/2020 Annual 100.00% 551.222.567-72 10/20/1959 11 Co-chairman of the Board of Directors 04/30/2020 Chairman of Strategy Committee Chairman of the Nomination and Corporate Governance Committee Chairman of the Personnel Committee Member of the Social Responsibility Committee 232

12.7/8 ·Composition of committees Name Type of committee Position held Profession Date of election Term of omce Percentage of Description of other attendance positions held at meetings Taxpayer ID (CPF) Description of other Date of Date of Number of Type of audit committees birth Investiture consecutive terms of office Other positions held/roles performed at the issuer Roberto Egydio Setubal Compensation Committee Chairman of the Committee Engineer 04/30/2020 Annual 100.00% 007.738.228-52 4 10/13/1954 04/30/2020 Co-chairman of the Board of Directors Member of the Capital and Risk Management Committee Member of the Strategy Committee Alexsandro Broedel Other committees Chairman of the Committee Accountant 04/30/2020 Annual 100.00% 031.212.717-09 Disclosure and 10/05/1974 04/30/2020 7 Executive Officer Trading Committee Alfredo Egydio Setubal Other committees Committee member Business 04/30/2020 Annual 100.00% 014.414.218-07 Nomination and (effective) Administrator 04/30/2020 12 Member of the Board of Directors Corporate Governance 09/01/1958 Member of the Personnel Committee Committee Member of the Disclosure and Trading Committee Chairman of the Social Responsibility Committee

12.7/8 ·Composition of committees Name Type of committee Position held Profession Date of election Term of omce Percentage of Description of other attendance positions held at meetings Taxpayer ID (CPF) Description of other Date of Date of Number of committees birth Investiture consecutive Type of audit terms of office Other positions held/roles performed at the issuer Alfredo Egydio Setubal Other committees Committee member Business 04/30/2020 Annual 75.00% 014.414.218-07 Disclosure and Trading (effective) Administrator 04/30/2020 12 Member of the Board of Directors Committee 09/01/1958 Member of the Nomination and Corporate Governance Committee Member of the Personnel Committee Chairman of the Social Responsibility Committee Alfredo Egydio Setubal Other committees Committee member Business 04/30/2020 Annual 100.00% 014.414.218-07 Personnel Committee (effective) Administrator 6 04/30/2020 Member of the Board of Directors 09/01/1958 Member of the Nomination and Corporate Governance Committee Member of the Disclosure and Trading Committee Chairman of the Social Responsibility Committee Alfredo Egydio Setubal Other committees Chairman of the Committee Business 04/30/2020 Annual 100.00% 014.414.218-07 Social Responsibility Administrator 3 Member of the Board of Directors Committee 09/01/1958 04/30/2020 Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee Member of the Disclosure and Trading Committee 234

12.7/8 ·Composition of committees Name Type of committee Position held Profession Date of election Term of omce Percentage of Description of other attendance positions held at meetings Taxpayer ID (CPF) Description of other Date of Date of Number of Type of audit committees birth Investiture consecutive terms of office Other positions held/roles performed at the issuer Alvaro Felipe Rizzi Rodrigues Other committees Committee member Lawyer 04/30/2020 Annual 50.00% 166.644.028-07 Disclosure and Trading (effective) 03/28/1977 6 04/30/2020 Officer Committee Ana Lucia de Mattos Barreto Villela Other committees Committee member Pedagogic 04/30/2020 Annual 100.00% 066.530.828-06 Nomination and Corporate (effective) Professional 3 Member of the Board of Directors Governance Committee 10/25/1973 04/30/2020 Member of the Personnel Committee Member of the Social Responsibility Committee Ana Lucia de Mattos Barretto Villela Other committees Committee member Pedagogic 04/30/2020 Annual 100.00% 066.530.828-06 Personnel Committee (efective) Professional 04/30/2020 Member of the Board of Directors 10/25/1973 3 Member of the Nomination and Corproate Governance Committee Member of the Social Responsibility Committee Ana Lucia de Mattos Barretto Other Committees Committee member Pedagogic 04/30/2020 Annual 100.00% Villela Social Responsiblity (efective) Professional 066.530.828-06 Committee 10/25/1973 04/30/2020 3 Member of the Board of Directors Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee Candido Botelho Bracher Other Committees Committee member Business 04/30/2020 Annual 100.00% 039.690.188-38 Social Responsibility (effective) Administrator 3 04/30/2020 Chief Executive Officer Committee 12/05/1958 235

Carlos Henrique Donega Aidar Other committees Committee member Economist 04/30/2020 Annual 100.00% 076.630.558-96 Disclosure and Trading (effective) 10/19/1965 04/30/2020 6 Committee Not applicable. Eduardo Queiroz Tracanella Other committees Committee member Publicist 04/30/2020 Annual 100.00% 272.985.178-05 Disclosure and (effective) 10/01/1974 2 04/30/2020 Not applicable. Trading Committee Fabio Colletti Barbosa Other committees Committee member Business 04/30/2020 Annual 100.00% 771.733.258-20 Personnel Committee (effective) Administrator 6 Membe of the Board of Directors 10/03/1954 04/30/2020 Member of the Strategy Committee Member of the Nomination and Corporate Governance Committee Chairman of the Related Parties Committee Member of the Social Responsibility Committee 236

12.7/8 - Composition of committees

Name Taxpayer ID (CPF) Other positions held/roles performed at the issuer	Type of committee Description of other committees	Position held Description of other positions held Type of audit	Profession Date of birth	Date of election Date of investiture	Term of office Number of consecutive terms of office	Percentage of attendance at meetings
Fábio Colletti Barbosa 771.733.258-20 Member of the Board of Directors Member of the Strategy Committee Chairman of the Related Parties Committee Member of the Personnel Committee Member of the Social Responsibility Committee	Other committees Nomination and Corporate Governance Committee	Committee member (effective)	Business Administrator 10/03/1954	04/30/2020 04/30/2020	Annual 6	100.00%
Fábio Colletti Barbosa 771.733.258-20 Member of the Board of Directors Member of the Nomination and Corporate Governance Committee Chairman of the Related Parties Committee Member of the Personnel Committee Member of the Social Responsibility Committee	Other committees Strategy Committee	Committee member (effective)	Business Administrator 10/03/1954	04/30/2020 04/30/2020	Annual 6	66.67%
Fábio Colletti Barbosa 771.733.258-20 Member of the Board of Directors Member of the Strategy Committee	Other committees Related Parties Committee	Chairman of the Committee	Business Administrator 10/03/1954	04/30/2020 04/30/2020	Annual 4	100.00%

237

Fabio Colletti Barbosa Other committees Committee member Business 04/30/2020 Annual 100.00% 771.733.258-20 Social Responsibility (effective) Administrator 04/30/2020 3 Member of the Board of Directors Committee 10/03/1954 Member of the Strategy Committee Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee Chairman of the Related Parties Committee 238

12.7/8 ·Composition of committees Name Type of committee Position held Profession Date of election Term of omce Percentage of Description of other attendance positions held at meetings Taxpayer ID (CPF) Description of other Date of Date of Number of Type of audit committees birth Investiture consecutive terms of office Other positions held/roles performed at the issuer Gustavo Jorge Laboissiere Other committees Committee member Economist 04/30/2020 Annual 100.00% Loyola (effective) 12/19/1952 04/30/2020 8 101.942.071-53 Related Parties Committee Member of the Board of Directors Chairman of the Audit Committee Member of the Compensation Committee Joao Moreira Salles Other committees Committee member Economist 04/30/2020 Annual 100.00% 295.520.008-58 Strategy Committee (effective) 04/11/1981 04/30/2020 4 Member of the Board of Directors Jose Gallo Other committees Committee member Business 04/30/2020 Annual 100.00% 032.767.670-15 Personnel Committee (effective) Administrator 04/30/2020 5 Member of the Board of Directors 09/11/1951 Marco Ambrogio Crespi Bonomi Other committees Committee member Economist 04/30/2020 Annual 100.00% (effective) 05/06/1956 04/30/2020 4 700.536.698-00 Nomination and Member of the Board of Directors Corporate Governance Member of the Capital and Risk Committee Management Committee Marco Ambrogio Crespi Bonomi Other committees Committee member Economist 04/30/2020 Annual 81.82% (effective) 05/06/1956 04/30/2020 3 700.536.698-00 Capital and Risk Member of the Board of Directors Management Committee Member of the Nomination and Corporate Governance Committee 239

12.7/8 -Composition of committees Name Type of committee Position held Profession Date of election Term of office Percentage of Description of other attendance positions held at meetings Taxpayer ID (CPF) Description of other Date of Date of Number of Type of audit committees birth Investiture consecutive terms of office Other positions held/roles performed at the Issuer Milton Maluhy Filho Other committees Committee member (effective) Business Administrator 04/30/2020 Annual 75.00% 2 252.026.488-80 Disclosure and Trading Committee 06/08/1976 04/30/2020 Vice-President Director Pedro Luiz Bodin de Moraes Other committees Chairman of the Committee Economist 04/30/2020 Annual 100.00% 548.346.867-87 Capital and Risk 07/13/1956 04/30/2020 12 Management Committee Member of the Board of Directors Member of the Related Parties Committee Member of the Compensation Committee Pedro Luiz Bodin de Moraes Other committees Committee member Economist 04/30/2020 Annual 100.00% (effective) 07/13/1956 04/30/2020 8 548.346.867-87 Related Parties Committee Member of the Board of Directors Chairman of the Capital and Risk Management Committee Member of the Compensation Committee 240

12.7/8 ·Composition of committees Name Type of committee Position held Profession Date of election Term of office Percentage of Description of other attendance positions held at meetings Taxpayer ID (CPF) Description of other Type of audit Date Date of Investiture Number of committees of consecutive birth terms of office Other positions held/roles performed at the issuer Pedro Moreira Salles Other committees Chairman of the Committee Banker 04/30/2020 Annual 100.00% 551.222.567-72 Strategy Committee 10/20/1959 04/30/2020 12 Co-chairman of the Board of Directors Chairman of the Nomination and Corporate Governance Committee Chairman of the Personnel Committee Member of the Compensation Committee Member of the Social Responsibility Committee Pedro Moreira Salles Other committees Chairman of the Committee Banker 04/30/2020 Annual 100.00% 551.222.567-72 Nomination and 10/20/1959 04/30/2020 12 Co-chairman of the Board of Directors Corporate Governance Chairman of the Strategy Committee Committee Chairman of the Personnel Committee Member of the Compensation Committee Member of the Social Responsibility Committee Pedro Moreira Salles Other committees Chairman of the Banker 04/30/2020 Annual 100.00% Committee 10/20/1959 04/30/2020 12 551.222.567-72 Personnel Committee Co-chairman of the Board of Directors Chairman of the Strategy Committee Chairman of the Nomination and Corporate Governance Committee 241 Member of the Compensation Committee Member of the Social Responsibility Committee

Pedro Moreira Salles Other committees Committee member Banker 04/30/2020 Annual 66.67% 551.222.567-72 Social Responsibility (effective) 10/20/1959 3 04/30/2020 Co7-chairman of the Board of Committee Directors Chairman of the Strategy Committee Chairman of the Nomination and Corporate Govemance Committee Chairman of the Personnel Committee Member of the Compensation Committee 242

12.7/8 ·Composition of committees Name Type of committee Position held Profession Date of election Term of omce Percentage of Description of other attendance positions held at meetings Taxpayer ID (CPF) Description of other Date of Date of Number of Type of audit committees birth Investiture consecutive terms of office Other positions held/roles performed at the Issuer Renata Lulia Jacob Other committees Committee member Engineer 04/30/2020 Annual 100.00% 118.058.578-00 Disclosure and Trading (effective) 05/10/1974 04/30/2020 2 Not applicable Committee Ricardo Villela Marino Other committees Committee member Engineer 04/30/2020 Annual 100.00% 252.398.288-90 Strategy Committee (effective) 01/28/1974 04/30/2020 11 Member of the Board of Directors Roberto Egydio Setubal Other committees Committee member Engineer 04/30/2020 Annual 100.00% effective) 10/13/1954 04/30/2020 12 007.738.228-52 Strategy Committee Co-chairman of the Board of Directors Member of the Capital and Risk Management Committee Chairman of the Compensation Committee Roberto Egydio Setubal Other committees Committee member Engineer 04/30/2020 Annual 90.91% 007.738.228-52 Capital and Risk (effective) 10/13/1954 04/30/2020 12 Co-chairman of the Board of Management Committee Directors Member of the Strategy Committee Chairman of the Compensation Committee 243

12.7/8 – Composition of committees

Professional experience / Statement of any conviction / Independence criteria

Antonio Carlos Barbosa de Oliveira - 528.154.718-68

Antonio Carlos Barbosa de Oliveira (Independent Member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2018. He has held several positions at the Itaú Unibanco Group since 1981, including Vice President (2003 to 2010) and CEO at Itau Argentina (1995 to 2001).
He was a Member of the Board of Directors (1994 to 2018) and Executive Officer (2001 to 2018) at Instituto Itaú Cultural.
He has been a Member of the Board of the Instituto Fernand Braudel de Economia Mundial since 2016 and was Vice Chairman of the Board of Fundo Patrimonial Amigos da Poli in 2012; Officer at Visa Argentina (1997 to 2001); Officer at Associacion de Bancos de la Argentina (ABA) (1994 to 2001) and Member of the Steering Committee of the Instituto de Estudos Avançados, Universidade de São Paulo (USP) since 1994.
He holds a Bachelor's degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil; Master of Science degree in Management from the Massachusetts Institute of Technology (MIT), Cambridge, Massachussets, U.S., and a Master of Astronomy degree from James Cook University, Queensland, Australia.

Antonio Francisco de Lima Neto - 231.877.943-00

Antonio Francisco de Lima Neto (Independent Member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2015 and a Member of the Audit Committee of Itaú Corpbanca (Chile) since 2018.
He was President of Banco Fibra S.A. (2009 to 2013) and held several positions at Banco do Brasil S.A., including President (2006 to 2009); Vice President of Retail and Distribution (2005 to 2006); Vice President of International Business and Wholesale (2004 to 2005); Commercial Officer (2001 to 2004); Executive Superintendent of the Commercial Board (2000 to 2001); Tocantins State Superintendent (1999 to 2000) and Regional Superintendent of Belo Horizonte (1997 to 1999).
Mr. Lima Neto served as a Member of the Board of Directors (2007 to 2009) of Brasilprev Seguros e Previdência S.A.; a Member of the Board of Directors (2006 to 2009) of the Federação Brasileira de Bancos (Febraban); a Member of the Board of Directors (2004 to 2005) of BB Securities Limited; a Member of the Board of Directors (2003 to 2005) of Brasilsaúde Companhia de Seguros; a Member of the Board of Directors (2001 to 2009) of Companhia de Seguros Aliança do Brasil and a Member of the Board of Directors (2000 to 2007) of BB Previdência – Fundo de Pensão do Banco do Brasil.
He holds a Bachelor's degree in Economics from the Universidade Federal de Pernambuco, Recife, Pernambuco, Brazil and a Master's degree in Economics from the Fundação Getulio Vargas (FGV), São Paulo, Brazil. He attended a Course for Board Members at the Instituto Brasileiro de Governança Corporativa (IBGC), a postgraduate degree, Lato Sensu, in Marketing from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil and holds an MBA in Training for Executives from the Fundação Dom Cabral, São Paulo, Brazil.

Diego Fresco Gutierrez - 214.970.328-90

Diego Fresco Gutierrez (Independent Member and Financial Expert) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2014. He has been a Member of the Audit Committee of Itaú Corpbanca (Chile) since 2016 and an Alternate Member of the Board of Directors of Itaú CorpBanca (Chile) since 2018, as well as a member of the Audit Committee of Itaú Corpbanca (Colombia) since 2018.
He is also a member of the Audit Committee of Votorantim Cimentos S.A. since 2013 and an Independent Advisor in complex financial reporting mainly for publicly-held companies registered in Brazil and in the United States, and in compliance with internal and external audit issues.
Mr. Gutierrez was the partner in charge of accounting advisory and regulatory requirements for the issue of securities abroad at PricewaterhouseCoopers (1990 to 2013) (Brazil, Uruguay, and the United States) and also worked in the audit of financial statements.
He holds a Bachelor's degree in Accounting from Universidad de la República Oriental del Uruguay, Montevideo, Uruguay, he has been a Certified Public Accountant in the United States for the State of Virginia since 2002 and he is also a Public Accountant registered in the Conselho Regional de Contabilidade do Estado de São Paulo. He has also attended the Course for Members of Boards of Directors from the Instituto Brasileiro de Governança Corporativa (IBGC).

244

Otavio Yazbek - 163.749.928-06

Otavio Yazbek (Independent Member) has been an Member of the Audit Committee at the Itaú Unibanco Group since 2020.
He has been a partner at Yazbek Advogados law firm since 2015, working as a specialist lawyer in corporate law, and financial and capital markets.
Mr. Yazbek has been the Chairman of the Mergers and Acquisitions Committee (CAF) since 2015; Arbitrator in arbitration procedures involving corporate law at several chambers since 2015; Independent Compliance Monitor at Odebrecht S.A. nominated by the Federal Public Attorney's Office, within the scope of the agreement entered with this authority, approved by the U.S. Department of Justice to support the US monitorship, since 2017; Independent Member of the Bank Self-Regulation Committee of the Federação Brasileira de Bancos (FEBRABAN) since 2015; Member of the Editorial Council of law magazine Revista de Direito das Sociedades e dos Valores Mobiliários (RDSVM), Almedina Publisher; Member of the Special Corporate Law Committee of the Brazilian Bar Association (OAB) since 2019. He has been a Professor of the Specialization and Continuing Education Program of the Law School of the Fundação Getulio Vargas since 2000, and of the postgraduate programs of Instituto de Ensino e Pesquisa (INSPER) since 2015.
He worked as an Officer at the Comissão de Valores Mobiliários (CVM) and as a Member of the Standing Committee on Supervisory and Regulatory Cooperation of the Financial Stability (2009 to 2013), and was a Regulation Officer at BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão) (2006 to 2008), having joined as a lawyer (2000 a 2006).
He holds a Bachelors' degree and a Ph.D in Law from the Faculdade de Direito da Universidade de São Paulo (USP), São Paulo, Brazil.

Gustavo Jorge Laboissière Loyola - 101.942.071-53

Gustavo Jorge Laboissière Loyola (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2006 and Chairman of the Audit Committee since 2017. He was also Member of the Fiscal Council (2003 to 2006).
He has been a partner at Tendências Consultoria Integrada S/S Ltda. since 2002 and at Tendências Conhecimento Assessoria Econômica Ltda. since 2003 and a Managing Partner at Gustavo Loyola Consultoria S/C since 1998.
Mr. Loyola was Governor (1992 to 1993 and 1995 to 1997) of the Banco Central do Brasil and Governor of the National Financial System Regulation and Organization (1990 to 1992).
He holds a Bachelor's degree in Economics from the Universidade de Brasília, Distrito Federal, Brazil and a Ph.D. in Economics from the Fundação Getulio Vargas (FGV), Rio de Janeiro, Brazil.

Luciana Pires Dias - 251.151.348-02

Luciana Pires Dias (Independent Member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2020.
She has been a Partner at L. Dias Advogados since 2016, where she serves as an Advisor, Arbitrator and Opinion Giver in financial and capital market issues. She is a Professor at the Escola de Direito da Fundação Getúlio Vargas (FGV) since 2008.
She has been a Member of the Audit Committee at B3 S.A.– Brasil, Bolsa, Balcão since 2016; of the Audit Committee at CERC – Serviço de Desenvolvimento de Sistemas para Recebíveis Ltda. since 2017, and of the Audit Committee at Vale S.A. since 2020.
She was an Officer at the Comissão de Valores Mobiliários (CVM) (2011 to 2015) and Market Development Superintendent at CVM (2007 to 2010). Ms. Dias served in law firms in São Paulo and Rio de Janeiro, Brazil, and in New York, U.S. (1998 to 2006).
She holds Bachelor's and Master's degrees and a Ph.D. in Business Law from the Escola de Direito da Universidade de São Paulo (USP), São Paulo, Brazil, and a Master of the Science of Law (J.S.M) from the Stanford Law School, Stanford University, California, U.S.

245

Rogerio Paulo Calderon Peres - 035.248.608-26 Rogerio Paulo Calderon Peres (Independent Member) has been a member of the Audit Committee at the ltau Unibanco Group since 2016. He has held several positions at the ltau Unibanco Group, including Executive Officer (2007 to 2009) and Officer (2009 to 2014). He is also a Member of the Audit Committee at B3 S.A.- Brasil, Bolsa, Balcao, and a Member of the Boards of Directors of Alupar S.A. and Via Varejo S.A. He was also a Member of the Board of Directors at Qualicorp S.A. (2018 to 2020) and of Tecnisa S.A. (2013 to 204), and served as the CFO for Latin America, a Member of the Executive Committee for Latin America, and a Member of the Global Financial Management Council at the HSBC Group (2014 to 2016). Mr. Peres was an Executive Vice President (2003 to 2006) at the Bunge Group- Bunge Brasil S.A.; a Member of the Boards of Directors of Fosfertil, Ultrafertil and Fertifos; and also a Member of the Audit Committees of Bunge Foundation, Bungeprev and Fosfertil. He also an Active Partner in the divisions of Audit, Tax and Consultancy for Agribusiness and Consumer and Retail Products (1981 to 2003) at PricewaterhouseCoopers. He holds Bachelor’s degrees in Business Administration from the Fundayao Getulio Vargas (FGV), Sao Paulo, Brazil and in Accounting from Fundayao Paulo Eir6, Sao Paulo, Brazil. He also holds postgraduate degrees and attended special professional courses in E-Business Education Series from the University of Virginia Darden School of Business , Charlottesville, Virginia, U.S. Mr. Peres also has an Executive MBA from the University of Westem Ontario, Canada; Case Studies in consumer and retail companies from the Center for Executive Development Faculty of Princeton University, New Jersey, U.S.; Business Strategy and Organization, Continuing Education Management and Professional Training, Arundel, England; Executive Business Development- Finance and Investment Decision Course- Analyzes and Measures from the Fundayao Getulio Vargas (FGV), Sao Paulo, Brazil and the Continuing Education Course Making Corporate Boards More Effective at Harvard Business School, Boston, u.s. Geraldo Jose Carbone - 952.589.818-00 Geraldo Jose Carbone (Non-Management Member) has been a Member of the Compensation Committee at the ltau Unibanco Group since 2019. He has held several positions at the ltau Unibanco Group, including Director Vice President (2008 to 2011) and Member of the Board of Directors (2006 to 2008) and (2017 to 2018). He has been a Managing Partner of G/xtrat Consultoria Economica Ltda. and GC/Capital Empreendimentos e Participayaes Ltda. since 2011. Mr. Carbone was the CEO (1997 a 2006); Vice Chairman of the Asset Management Division (1994 to 1997) and Director of the Economics department and the Investment Research Unit in Brazil (1991 to 1994) of Bank Boston and Chief Economist of Bunge y Born (1982 to 1987). He holds a Bachelor’s degree in Economics from the Universidade de Sao Paulo (USP), Sao Paulo, Brazil. 246

Pedro Luiz Bodin de Moraes - 548.346.867-87

Pedro Luiz Bodin de Moraes (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2009. He was a Member of the Board of Directors (2003 to 2008) at the Itaú Unibanco Group.
He has been a partner at Cambuhy Investimentos Ltda. since 2011 and at Ventor Investimentos Ltda. since 2009.
He was an Officer (2002 to 2003) and a Partner (2005 to 2014) at Icatu Holding S.A.; and an Officer and a Partner (1993 to 2002) at Banco Icatu S.A.
Mr. Bodin de Moraes also served as Monetary Policy Officer at the Banco Central do Brasil (1991 to 1992) and as an Officer at Banco Nacional de Desenvolvimento Econômico e Social (BNDES) (1990 to 1991).
He holds Bachelor's and Master's degrees in Economics from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil and a Ph.D. in Economics from the Massachusetts Institute of Technology (MIT), Cambridge, Massachussets, U.S.

Pedro Moreira Salles - 551.222.567-72

Pedro Moreira Salles (Non-Executive Co-Chairman) has been a Co-chairman of the Board of Directors at the Itaú Unibanco Group since 2017, and he was also the Chairman of the Board of Directors (2009 to 2017) and Executive Vice President (2008 to 2009). He has held several positions at the Itaú Unibanco Group, including CEO (2004 to 2008).
He serves as the Chairman of the Board of Directors at Instituto Unibanco; Board of Directors at the Federação Brasileira de Bancos (FEBRABAN); Board of Directors at Companhia Brasileira de Metalurgia e Mineração (CBMM); and Board of Directors at Alpargatas S.A. He is also a Member of the Decision-Making Council, the INSPER's Board of Associates, and the Board of Directors at Fundação Osesp.
He holds a Bachelor's degree, magna cum laude, in Economics and History from the University of California, Los Angeles (UCLA), U.S. He holds a Master's degree in International Relations from the Yale University and he has attended the OPM – Owner/President Management Program at the Harvard University, both in the United States.

Roberto Egydio Setubal - 007.738.228-52

Roberto Egydio Setubal (Non-Executive Co-Chairman) has been a Co-chairman of the Board of Directors at the Itaú Unibanco Group since 2017. He was also the Vice Chairman of the Board of Directors (2003 to 2017) and CEO (1994 to 2017). He has held several positions at the Itaú Unibanco Group, including Senior Vice President ("Diretor Geral") (1990 to 1994).
He has served as Vice President at Itaúsa S.A. since 1994 and as the Chairman of the Accounting Policies Committee (2008 to 2011).
Since 1994 he has been a Member of the Board of the International Monetary Conference. He was President of the Federação Nacional dos Bancos (FENABAN) and of the Federação Brasileira de Bancos (FEBRABAN) (1997 to 2001) and President of the Advisory Board of the Federação Brasileira de Bancos (FEBRABAN) (2008 to 2017). In 2000, Mr. Setubal became a Member of the Trilateral Commission and the International Board of the NYSE and in 2002 he became a Member of the International Advisory Committee of the Federal Reserve Bank of New York. In 2010, he became a Member of the China Development Forum.
He holds a Bachelor's degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil and a Master of Science degree in Engineering from the Stanford University, California, U.S.

247

Alexsandro Broedel - 031.212.717-09

Alexsandro Broedel has been a partner in the Partners Program since 2017, the Group Executive Finance Director since 2015, and held the position of Head of Investor Relations at the Itaú Unibanco Group from 2017 to 2020. He joined the Itaú Unibanco Group in 2012 as the Finance and Control Officer. Mr. Broedel has previously served as an Officer at the Comissão de Valores Mobiliários (CVM). He is a Full Professor at FEA-USP and Trustee of the IFRS Foundation.
He holds Bachelor's degrees in Accounting and Law from the Universidade de São Paulo (USP), São Paulo, Brazil. He holds a Ph.D. in Accounting and Finance from the Manchester Business School, Manchester, United Kingdom, and is a Chartered Management Accountant (FCMA, CGMA), London, United Kingdom.

Alfredo Egydio Setubal - 014.414.218-07

Alfredo Egydio Setubal (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2007.He has held several positions at the Itaú Unibanco Group, including Vice President (1996 to 2015), Investor Relations Officer (1995 to 2015), Executive Officer (1993 to 1996), and Managing Director (1988 to 1993). He has been a Member of the Nomination and Corporate Governance Committee since 2009,a Member of the Personnel Committee and the Risk and Capital Management Committee since 2015,a Member of the Social Responsibility Committee since 2019, and he was a Member of the Accounting Policies Committee (2008 a 2009).
He has been the CEO and Investor Relations Officer at Itaúsa S.A. since 2015, Vice Chairman of the Board of Directors since 2008, a Member of the Disclosure and Trading Committee since 2009, having been Coordinator to this Committee since 2015, a Member of the Investment Policies Committee (2008 to 2011), Coordinator of the Investment Committee and a Member of the Finance, the Personnel and Ethics, and the Sustainability and Risks committees since 2017.
Mr. Setubal has been a Member of the Board of Directors and of the Strategy Committee at Alpargatas S.A. since 2017, a Member of the Board of Directors since 2015, Co-chairman of the Board since 2017 and a Member of the Personnel, Governance and Nomination Committee since 2015 at Duratex S.A.
He has been Chairman of the Board of Trustees since 2008 at the Fundação Itaú para Educação e Cultura (formerly Fundação Itaú Social); a Member of the Board of Directors of the Museu de Arte Moderna de São Paulo (MAM) since 1992 and of the Instituto de Arte Contemporânea.He has been Vice Chairman of the Board of Directors at the Fundação Bienal de São Paulo since 2017 (and a Member since 2009) and Chairman of the Decision-Making Council at the Museu de Arte de São Paulo (MASP) since 2018.
Mr. Setubal also served as a Member of the Board of Directors of the Associação Brasileira das Companhias Abertas (ABRASCA) (1999 to 2017) and Vice Chairman of the Board of Directors at the Instituto Itaú Cultural (2005 to 2019), having worked as a Board Member (1993 to 2005), Executive Vice President (2005 to 2019) and an Executive Officer (1996 a 2005).
He holds Bachelor's and Postgraduate degrees in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, with specialization from INSEAD, Fontainebleau, France.

248

Alvaro Felipe Rizzi Rodrigues - 166.644.028-07 Alvaro Felipe Rizzi Rodrigues has been a partner in the Partners Program since 2017 and an Officer at the ltau Unibanco Group since 2014. He is currently responsible for the Legal Wholesale Banking Department (investment banking, treasury, wealth management services, banking products, allocated funds and onlending, international loans and foreign exchange), the Proprietary M&A Legal Matters and Anti-Trust Legal Matters. Mr. Rodrigues had been previously responsible for the Institutional Legal Department (Corporate and Corporate Governance, Contracts, Intellectual Property and Corporate Paralegal Matters), the International Legal Department and Legal Retail Banking Department (responsible for legal issues related to products and services of the retail banking, insurance and pension plan business). He joined the ltau Unibanco Group in 2005, serving as Legal Manager and Legal Superintendent (2005 to 2014). He also worked in the Corporate Law and Contract Law departments (1998 to 2005) at Tozzini Freire Advogados. He has a Bachelor’s degree in Law from the Universidade de Sao Paulo (USP), Sao Paulo, Brazil. He has also attended a specialization course in Corporate Law from the Pontifrcia Universidade Cato1ica de Sao Paulo (PUC-SP), Sao Paulo, Brazil, and holds a Master of Laws (L.L.M.) from Columbia University Law School, New York, U.S. Ana Lucia de Mattos Barretto Villela - 066.530.828-06 Ana Lucia de Mattos Barretto Villela (Non-Executive Member) has been a Member of the Board of Directors at the ltau Unibanco Group since 2018. She has held several positions at the ltau Unibanco Group, including Member of the Board of Directors (1996 to 2001 ). Ms. Villela has also been an Alternate Member of the Board of Directors of IUPAR -ltau Unibanco Participacoes S.A. since 2018; Vice Chairman of the Board of Directors (non-executive Member) of ltausa S.A. since 2017; Member of the Sustainability Committee (2015 to 201 B) of Duratex S.A.; Co-Founder of AlanaLab (Maria Farinha Filmes, Flow, Jungle Bee) since 2014; Founding President of Alana Foundation since 2012; CEO of lnstituto Alana since 2002; Member of the Advisory Board at lnstituto Brincante since 2001 and Fellow Ashoka since 2010. She has been a Member of the Innovation Board of XPRIZE since 2018. First representative from Latin America on the Innovation Board of XPRIZE, a non-profit organization created by Peter Diamandis, who designs and manages global competitions to encourage the development of new technologies that may help solve some of mankind’s major challenges. She was a Member of the Advisory Board at lnstituto Akatu (2013 to 2017); Member of the Advisory Board at Commercial Free Childhood (CCFC) (2015 to 2017) and Member of the Advisory Board at Conectas (2003 to 201 8). She holds a Bachelor’s degree in Teaching with major in School Administration and a Master’s degree in Educational Psychology, both from the Pontificia Universidade Cato1ica de Sao Paulo (PUC-SP), Sao Paulo, Brazil and took graduate studies in Business Administration from Fundacao Armando Alvares Penteado (FAAP), Sao Paulo, Brazil (incomplete), and postgraduate studies in Administration in the Third Sector from the Fundacao Getulio Vargas (FGV), Sao Paulo, Brazil (incomplete). Candido Botelho Bracher - 039.690.188-38 Candido Botelho Bracher has been a partner in the Partners Program since 2010 and the CEO of ltau Unibanco Group since 2017. He has held several positions at ltau Unibanco Group, including Wholesale Banking Senior Vice Presidente (“Diretor Geral”) (2015 to 2017) and Vice President (2004 a 2015). Mr. Bracher was also a Member of the Board of Directors (2009 to 2014) of BM&FBOVESPA S.A.- Balsa de Valores, Mercadorias e Futuros (currently B3 S.A.- Brasil, Balsa, Balcao), an Alternate Member of the Board of Directors (1999 to 2005), and a Member of the Board of Directors (2005 to 2013) of Pao de Acucar- Companhia Brasileira de Distribuicao. He holds a Bachelor’s degree in Business Administration from the Fundac;So Getulio Vargas (FGV), Sao Paulo, Brazil. 249

Carlos Henrique Donegá Aidar - 076.630.558-96

Carlos Henrique Donegá Aidar has been an Officer since 2008 and a member of the Disclosure and Trading Committee at the Itaú Unibanco Group since 2015. Mr. Aidar is currently in charge of the Financial Control Office and his main duties are: preparing the conglomerate's individual and consolidated financial statements, contacting with regulatory bodies, auditors and the Federal Revenue Service; preparing financial statements under IFRS; carrying out Tax and Corporate Management of all companies in Brazil and abroad and the Conglomerate's Accounting Policies. He joined the Itaú Unibanco Group in 1986 as a Controllership Officer (2008 to 2014), being responsible for the Financial Planning and Managerial Control Office, in charge of the conglomerate's budget planning in its managerial, accounting and tax aspects, the control and determination of results of the many conglomerate's departments, sales channels, products, branches and clients, business financial planning support and management of the departments comprising the conglomerate, granting support to the conglomerate cost system management, and analysis and submission of results to the executive committees.
He holds a Bachelor's degree in Economics from the Faculdade de Ciências Econômicas de São Paulo da Fundação Escola de Comércio Álvares Penteado (FECAP), São Paulo, Brazil and a postgraduate degree in Finance from the Universidade de São Paulo (USP), São Paulo, Brazil.

Eduardo Queiroz Tracanella - 272.985.178-05

Eduardo Queiroz Tracanella has been an Officer since 2018 and a member of the Disclosure and Trading Committee at the Itaú Unibanco Group since 2019.
He joined the Itaú Unibanco Group in 2003. He has held several positions at the Itaú Unibanco Group, including Electronic Channel Marketing Manager (2003 to 2005); Advertising and Promotions Manager (2005 to 2007); Retail Marketing Superintendent (2007 to 2009); Marketing Superintendent for Personnalité (2009 to 2010) and Institutional Marketing Superintendent (2010 a 2018).
He holds a Bachelor's degree in Social Communication with major in Advertising and Marketing from the Escola Superior de Propaganda e Marketing (ESPM), São Paulo, Brazil and in Business Management from the Fundação Dom Cabral, Minas Gerais, Brazil.

251

Fabio Colletti Barbosa - 771.733.258-20 Fabio Colletti Barbosa (Independent Member) has been a Member of the Board of Directors at the ltau Unibanco Group since 2015. He has been a Member of the Board of Directors of Grupe Natura since 2017; a Member of the Board of Directors of Cia. Hering since 2017; and a Member of the Board of Directors of CBMM since 2015. He was CEO (2011 to 2014) at Abril Comunicac;Oes S.A.; Chairman of the Board of Directors (2011 to 2011) at Banco Santander (Brazil) S.A.; CEO (2008 to 2010) at Banco Santander S.A.; and CEO (1998 to 2008) at Banco Real S.A. Mr. Barbosa also served as Chairman of the Board of Directors of Fundacao OSESP (2012 to 2019), and is presently a Board Member at UN Foundation (U.S.) since 2011; a Member of the Board of Directors of Institute Empreender Endeavor since 2008 (Chairman since 2015); a Member of the Board of Directors of AI mar Participac;Oes S.A. since 2013 and a Member of the Investment Committee of Gavea lnvestimentos since 2015. He holds a Bachelor’s degree in Economics from the Fundacao Getullo Vargas (FGV), Sao Paulo, Brazil and a Master’s degree in Business Administration from the Institute for Management Development, Lausanne, Switzerland. Joao Moreira Salles - 295.520.008-58 Joao Moreira Salles (Non-Executive Member) has been a Member of the Board of Directors at the ltau Unibanco Group since 2017. He has held several positions at the ltau Unibanco Group, including Officer at IUPAR- ltau Unibanco Participa~;oes S.A. since 2018, and he was a Member of the Board of Directors (2015 to 2018). He was a Member of the Board of Directors at XP lnvestimentos S.A. (2018 to 2019). Mr. Moreira Salles is currently an Officer of Brasil Warrant Administra~;ao de Bens e Empresas S.A. (BWSA), where, since 2013, he has been overseeing the management of BW Gestae de lnvestimentos (BWGI) as a member of the Investment, Risk and Operational Committees of the firm, and has been responsible for the monitoring of other BWSA subsidiaries. He has been a Partner and a Member of the Investment Committee of Cambuhy lnvestimentos Ltda. since 2013, and was a Member of the Board of Directors of investee Parnaiba Gas Natural (2014 to 2017). Before joining BWSA and Cambuhy, he had been an Investment Banker at J. P. Morgan Chase, New York, U.S. He holds a Bachelor’s degree in Economics from Institute de Ensino e Pesquisa (INSPER), Sao Paulo, Brazil; Master’s degree in Economics from Columbia University, GSAS, New York, U.S.; Master’s degree in Finance from Columbia University, GSB, New York, U.S. and a Ph.D. in Economic Theory from the Universidade de Sao Paulo (FEA-USP), Sao Paulo, Brazil. Jose Gall6 - 032.767.670-15 Jose Gall6 (Independent Member) has been a Member of the Board of Directors of the ltau Unlbanco Group since 2016. He is currently the Chairman of the Board of Directors at Lojas Renner and has been a Member of the Board of Directors since 1998, having been the Chairman of this Board between 1999 and 2005. He is currently the Chairman of the Strategic Committee and a Member of the Sustainability Committee. He was Superintendent at Lojas Renner S.A. (1991 to 1999), when he was elected Chief Executive Officer, a position he held until 2019. Mr. Gallo has over 30 years of experience in the retail segment, having been a Member of the Board of Directors of Institute para Desenvolvimento do Varejo (IDV). He has been a Member of the Board of Directors of Ultrapar Participac;Oes S.A. since 2019, and was a Member of the Board of Directors of Localiza Rent a Car S.A. (2010 to 2020), having been elected Vice Chairman of this Board (2019 to 2020) and of the Board of Directors of SLC Agricola S.A. (2007 to 2016). He was an Officer at Renner Administradora de Cartoes de Credito Ltda., Dromegon Participa¢es Ltda., Realize Participa~;oes S.A. and Realize Credito, Financiamento e lnvestimento S.A., all of which related to Lojas Renner S.A. He was also a Member of the Decision-Making Council of Institute Lojas Renner (2008 to 2019). Mr. Gallo is currently Ambassador of Endeavor Brazil in Rio Grande do Sui, Vice Chairman of the Decision-Making Council of Institute Caldeira, an innovation ecosystem in Porto Alegre, and has been an Officer at Rumos Consultoria Empresarial Ltda. since 1987. He holds a Bachelor’s degree in Business Administration from the Escola de Administra~;ao de Empresas de Sao Paulo da Fundayao Getulio Vargas (FGV), Sao Paulo, Brazil. 252

Marco Ambrogio Crespi Bonomi - 700.536.698-00 Marco Ambrogio Crespi Bonomi (Independent Member) has been a Member of the Board of Directors at the ltau Unibanco Group since 2017. He has held several positions at the ltau Unibanco Group since 1998, including Senior Vice President (“Diretor Geral”) (2015 to 2017). He was Vice President (2004 to 2011) of the Associac;8o Nacional das lnstituil;foes de Credito, Financiamento e lnvestimento (ACREFI). He holds a Bachelor’s degree in Economics from the Fundac;8o Armando Alvares Penteado (FAAP), Sao Paulo, Brazil and attended a Financial Executive Advanced course at the Fundac;8o Getulio Vargas (FGV), Sao Paulo, Brazil and a course on Capital Markets at the New York University, New York, U.S. Milton Maluhy Filho- 252.026.488-80 Milton Maluhy has been a partner in the Partners Program since 2011 and a Vice President at the ltau Unibanco Group since 2019. He is currently acting as Chief Financial Officer and Chief Risk Officer. He has held several positions at the ltau Unibanco Group, including CEO of ltau CorpBanca (Chile) (2016 to 2018)) in charge for the merger of two banks, CorpBanca and Banco ltau Chile. He joined the ltau Unibanco Group in 2003 and was elected Officer in 2007. He holds a Bachelor’s degree in Business Administration from the FundacAo Armando Alvares Penteado (FAAP), SAo Paulo, Brazil. Renato Lulia Jacob - 118.058.578-00 Renato Lulia Jacob has been a Member of the Disclosure and Trading Committee at the ltau Unibanco Group since 2019. He has held several positions at the ltau Unibanco Group, including CEO and Member of the Board of Directors at ltau BBA International pic (London, United Kingdom) (2016 to 2020), a Member of the Boards of Directors of ltau International (Miami, U.S.) and ltau Suisse (Zurich, Switzerland) (2016 to 2020). He was Managing Director, Head of the Corporate Banking of Banco ltau Argentina SA (2006 to 2010) and also Managing Director, Head of CIB Northern Europe (2011 to 2015). He holds a Bachelor’s degree in Civil Engineering from the Universidade de Sao Paulo (USP), Sao Paulo, Brazil, and has attended the Advanced Management Program from The Wharton School of the University of Pennsylvania, Philadelphia, U.S. Ricardo Villela Marino- 252.398.288-90 Ricardo Villela Marino (Non-Executive Vice President) has been a Vice President of the Board of Directors at the ltau Unibanco Group since 2020. He was also a Member of the Board of Directors (2008 a 2020) and the Chairman of the bank’s Latin America Strategic Council since 2018. He has held several positions at the ltau Unibanco Group since 2002, including Vice President (2010 to 2018). He has also been an Alternate Member of the Board of Directors of ltausa SA since 2011; Alternate Member of the Board of Directors of Duratex SA since 2009; Alternate Member of the Board of Directors of ltautec SA (2009 to 2019) and Alternate Member of the Board of Directors of Elekeiroz SA (2009 to 2018). He holds a Bachelor’s degree in Mechanical Engineering from the Escola Politecnica da Universidade de Sao Paulo (USP), Sao Paulo, Brazil and a Master’s degree in Business Administration from the MIT Sloan School of Management, Cambridge, Massachussets, U.S. 253

Type of Conviction Description of the conviction Antonio Carlos Barbosa de Oliveira - 528.154.718-68 N/A Antonio Francisco de Lima Nato - 231.877.943-00 N/A Diego Fresco Gutierrez - 214.970.328-90 N/A Otavio Yazbek - 163.749.928-06 N/A Gustavo Jorge Laboissiere Loyola - 101.942.071-53 Gustavo Jorge Laboissiere Loyola - 101.942.071-53 Gustavo Jorge Laboissiere Loyola - 101.942.071-53 N/A Luciana Dias - 251.151.348-02 N/A Rogerio Paulo Calderon Peres - 035.248.608-26 N/A Geraldo Jose Carbone - 952.589.818-00 N/A Pedro Luiz Bodin de Moraes - 548.346.867-87 Pedro Luiz Bodin de Moraes - 548.346.867-87 Pedro Luiz Bodin de Moraes - 548.346.867-87 N/A Pedro Moreira Salles - 551.222.567-72 Pedro Moreira Salles - 551.222.567-72 Pedro Moreira Salles - 551.222.567-72 Pedro Moreira Salles - 551.222.567-72 Pedro Moreira Salles - 551.222.567-72 N/A Roberto Egydio Setubal - 007.738.228-52 Roberto Egydio Setubal - 007.738.228-52 Roberto Egydio Setubal - 007.738.228-52 N/A Alexsandro Broedel - 031.212.717-09 N/A Alfredo Egydio Setubal - 014.414.218-07 Alfredo Egydio Setubal - 014.414.218-07 Alfredo Egydio Setubal - 014.414.218-07 254

Alfredo Egydio Setubal - 014.414.218-07 N/A Alvaro Felipe Rizzi Rodrigues - 166.644.028-07 N/A Ana LCicia de Mattos Barretto Villela - 066.530.828-06 Ana LCicia de Mattos Barretto Villela - 066.530.828-06 Ana LCicia de Mattos Barretto Villela - 066.530.828-06 N/A Candido Botelho Bracher - 039.690.188-38 N/A Carlos Henrique Donega Aidar - 076.630.558-96 N/A Eduardo Queiroz Tracanella - 272.985.178-05 N/A Fabio Colletti Barbosa - 771.733.258-20 Ftibio Colletti Barbosa - 771.733.258-20 Ftibio Colletti Barbosa - 771.733.258-20 Fabio Colletti Barbosa - 771.733.258-20 Ftibio Colletti Barbosa - 771.733.258-20 N/A JoAo Moreira Salles - 295.520.008-58 N/A Jose Gall6 - 032.767.670-15 N/A Marco Ambrogio Crespi Bonomi - 700.536.698-00 Marco Ambrogio Crespi Bonomi - 700.536.698-00 N/A Milton Maluhy Filho - 252.026.488-80 N/A Renato Lulia Jacob - 118.058.578-00 N/A Ricardo Villela Marino - 252.398.288-90 N/A 255

12.12 – Other Relevant Information – Addition Information of items 12.5/6 and 12.7/8

A - Total Number of Meetings Held by Body:

Body	Meetings
Board of Directors (1)	12
Fiscal Council (1)	3
Audit Committee (1)	38
Disclosure and Trading Committee (2)	4
Strategy Committee (3)	3
Capital and Risk Management Committee (3)	11
Nomination and Corporate Governance Committee (3)	2
Related Parties Committee (3)	7
Personnel Committee (3)	3
Compensation Committee (3)	4
Social Responsibility Committee (3)	3

(1) from June 11, 2019 to February 10, 2020
(2) from April 15, 2019 to January 27, 2020
(3) from April 25, 2019 to February 10, 2020

B – Consecutive Terms of Office:

For the number of consecutive terms of office: **1)** of the members of the Board of Directors, Fiscal Council, Audit Committee, other committees and Executive Board, the following criteria were adopted: **(a)** counting as from Itaú Unibanco merger on November 3, 2008; **(b)** inclusion of terms of office with periods shorter than one year in case a member joins the body after the beginning of a term of office; and **(c)** inclusion of current terms of office; **2)** For Directors Eduardo Azevedo do Valle and José Caruso Cruz Henriques, the terms of offices of the alternate member of the Fiscal Council were considered.

For the number of consecutive terms of office of the members of the Disclosure and Trading Committee, the following criteria were adopted: **(a)** counting as from Itaú Unibanco Merger on November 3, 2008; **(b)** inclusion of current terms of office.

C - Meeting Attendance Percentage:

For calculation of the meeting attendance percentage: **a)** of the members of the Board of Directors, Fiscal Council and Audit Committee, the meetings heldfrom the moment members took office on June 11, 2019 until February 10, 2020 were considered; **b)** for the members of the other committees, meetings which have taken place from the moment the members took office on April 25, 2019 until February 10, 2020. **c)** of the members of the Disclosure and Trading Committee, meetings which have taken place from the moment the members took office on April 15, 2019 until January 27, 2020. **d)** there is no calculation of the meeting attendance percentage for members of the Executive Board, and the percentage is zero because the field to be filled in the Empresas- Net system is disabled.

D - Independence Criterion for Members of the Audit Committee:

All members of the Audit Committee are deemed independent, in conformity with applicable regulation and under the terms and conditions of the Audit Committee Regulation, and may not be, or may not have been, in the past twelve months, **(i)** an officer of Itaú Unibanco or its affiliates; **(ii)** an employee of Itaú Unibanco or its affiliates; **(iii)** responsible technician, officer, manager, supervisor or any other member of staff, with a managerial function, of the team involved in external audit work for Itaú Unibanco or its affiliates; **(iv)** a member of the Fiscal Council of Itaú Unibanco or its affiliates; **(v)** a controller of Itaú Unibanco or its affiliates or **(vi)** a natural person, holder of a direct or indirect interest of more than ten percent of the voting stock of Itaú Unibanco or its affiliates.

E -Type of Audit Committee It is clarified that, pursuant to article 22, paragraph 2 from the Law n° 6,385/76, the Audit Committee adheres to the Resolution 3,198/04 of the National Monetary Council, which explains the reason why it is not compliant with the CVM Instruction 308/99. F - Politically Exposed Persons We have no politically exposed persons in the committees, Board of Directors, Executive Board and Fiscal Council in 2019. G - Additional Information On December 30, 2020, Sergio Mychkis Goldstein resigned from his position as Officer of the Company. On January 4, 2021, Claudia Politanski and Marcio de Andrade Schettini were removed from their positions as Director Vice President and General Director, respectively, of the Company. Below we present the hierarchy flowchart of said Bodies: • Advisory Boards • Statutory Committees • Non-statutory Committees

12.516- Composition and professional experience of the board of directors and fiscal council With respect to each member, see below information about item 12.5 “m”: I - main professional experience for the past five years, indicating: • Company’s name and activity sector. • Position and roles inherent in the position. • Whether the company is part of (i) the Issuer’s economic group or (ii) is controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities. II- All management positions they hold in other companies or third sector organizations. Company is part of {II} Is controlled by an Issuer’s direct or indirect stockholde Other (i) the rwith an compani Company’s name Company’s activity sector Issuer’s Interest HOI’ economi equal to or third cgroup higher sector than 5% In organlza the same tlons class or typeofthe Issuer’s sacurltiH. Associacion de Bancos de Ia Argentina Non-profit civil association X (ABA) Associaoao Brasileira da Industria de Tubos e Acess6rios de Metal (ABITAM- Brazilian Non-profit civil association X Metal Tubes and Accessories Industry Association) Abril Comunica¢es S.A. Printing of books, magazines and other periodicals X Cabo Frio Airport Airport X Alana Foundation Charitable organization X Alana Lab Communication of impact X Almar Participa¢es S.A. Holding company of non-financial institutions X Alpargatas S.A. Holding X AluparS.A. Holding X Production of steel pipes for the oil and gas Apolo Tubulars S.A. X industry Port and logistics support to oil exploration and Asco Participayaes do Brasil X production Associa~o Brasileira das Companhias Abertas (ABRASCA - Brazilian Association Non-profit civil association X of Publicly-Held Companies) AssociacAo Brasileira das Entidades dos Mercados Financeiro e de Capitais Non-profit civil association X (ANBIMA- Brazilian Association of Financial and Capital Market Entities) Associayao Nacional das lnstitui¢es de Bringing together companies of the sector, Credito, Financiamento e lnvestimento defending their legitimate interests, strengthening X (ACREFI - Brazilian Association of Credit, the relationships among the associates and Financing and Investment Institutions) fostering the development of their activities Associayao Nacional dos Ban cos de lnvestimento (ANBID- National Association Non-profit civil association X of Investment Banks) Banco Carrefour S.A. Multiple-service banking, with commercial portfolio X Banco Central do Brasil (BACEN - Central X Federal government agency Bank of Brazil) Banco do Brasil S.A. Multiple-service banking, with commercial portfolio X Banco Fibra S.A. Multiple-service banking, with commercial portfolio X Banco lcatu S.A. Multiple-service banking, with commercial portfolio X

Banco ltau Argentina S.A. Holding company of non-financial institutions X Banco ltau BBA S.A. Multiple-service banking, with commercial portfolio X Banco Nacional de Desenvolvimento EconOmico e Social (BNDES - Brazilian Development bank X Social and Economic Development Bank ) Banco Pirelli-Fintec Multiple-service banking, with commercial portfolio X Banco Real S.A. Multiple-service banking, with commercial portfolio X Banco Santander (Brasil) S.A. Multiple-service banking, with commercial portfolio X Banco Santander SA Multiple-service banking, with commercial portfolio X Bank Boston Multiple-service banking, with commercial portfolio X Bankers Trust Co. Multiple-service banking, with commercial portfolio X BB Previd6ncia - Fundo de Pensao Banco Private pension X do Brasil BB Securities Limited Holding company X BM&FBOVESPA S.A. - Bolsa de Valores, Management of organized securities markets and Mercadorias e Futures (currently 83 SA -provision of services of registration, clearing and X Brasil, Balsa, BalcAo (B3 S.A. - Brazilian settlement, and support to financing operations Exchange and OTC)} Port and logistics support to oil exploration and Brasco Logistics Offshore X production Brasil Warrant Administracao de Bens e Holding company of non-financial institutions X Empresas S.A (BWSA) Brasilprev Seguros e Previd!!ncia S.A. Supplementary pension X Brasilsaude Companhia de Seguros Insurance and pension plan X Company dedicated to load hoist and handling BSM Engenharia SA X services, as well as port activities and logistics BungeyBom Food industry X Multi-sponsored supplementary pension plan Bungeprev X entity BW Gestae de lnvestimentos (BWGI) Management of restricted public funds X Csmbuhy lnvestimentos Ltda. Consultancy in corporate management X CERC Servi~ de Desenvolvimento de Data Processing, Application Service Providers X Sistemas para Recebiveis Ltda. and Internet Hosting Services Cetip S.A. Mercados Organizados Management of organized over-the-counter (Organized Over-the-counter Market in X markets Assets and Derivatives) Cia. de Saneamento Buice do Estado de Silo Paulo (SABESP - Basic Sanitation Water collection, treatment and distribution X Company of the State of Sao Paulo) Manufacturing of cotton woven and knitted Cia. Hering X clothing, except for socks ComissAo de Valores Mobilii\rios (CVM -Brazilian Securities and Exchange Public administration in general X Commission) Commercial Free Childhood (CCFC) Education X Companhia Brasileira de Metalurgia e Metallurgy and technology X Mineraclio (CBMM) Companhia de Seguros Alianca do Brasil Insurance company X Companhia Paranaense de Gas Natural gas distributor X (COMPAGAs) Conectas Non-governmental organization X Conectcar Solu¢es de Mobilidade Payment Institution X Eletronica SA International Monetary Conference International Organization X Conselho de Recursos do Sistema Financeiro Nacional (CRSFN - National Collegiate Body X Financial System Resource Council) Combined office and administrative support Corhen Servi~ Ltda. X services Debevoise & Plimpton Attorney services X Deutsche Bank Securities Investment Bank X Dromegon Participa¢es Ltda. Holding company of non-financial institutions X Manufacturing, sale, import, and export of wood Duratex S.A. by-products, bathroom fittings, and ceramics and X plastic materials Manufacturing of intermediate products for Elekeiroz S.A. X plasticizers, resins and fibers

Manufacture and marketing of household and Electrolux do Brasil S.A. X industrial appliances in general Endeavor Brasil Non-profit organization X Ernst& Young Accounting and tax audit and consulting services X Escola de Administra~o de Empresas de Sao Paulo da Funda~o Getulio Vargas -SAo Paulo (EAESP-FGV - School of Education institution X Business Administration of SAo Paulo of Funda~io Getulio Vargas) Escola de Direito da Funda~o Getulio Vargas (FGV - School of Low of Sao Paulo Education institution X of Funda~io Getulio Vargas) Faculdade de Economia, Administra~o e Contabilidade de Sio Paulo (FEA-USP -Higher education - undergraduate and graduate School of Economics, Business courses X Administration and Accounting of the Universidade de SAo Paulo) Federacao Brasileira de Bancos - Organization of trade and business association X (FEBRABAN Brazilian Federation of activities Banks) Federa~o Brasileira de Bancos (FENABAN Employers’ union X -National Federation of Banks) Fellow Ashoka Non-profit organization X Fertifos Holding company of non-financial institutions X Financeira ltau CBD Credito, Financiamento Credit, Financing and Investment Society X e lnvestimento Funda~o Institute de Pesquisas Contabeis, Atuariais e Financeiras (FIPECAFI - Higher education - undergraduate and graduate X Institute for Accounting, Actuarial and courses Financial Research Foundation) Fosfertil Ore extraction X Funda~ao Bienal de Sao Paulo (Sao Paulo Restoration and conservation of historical sites X Art Biennial Foundation) and buildings Activities of associations for protection of social Bunge Foundation X rights Funda~o ltau para Educa~o e Cultura Association activities X (ltau Foundation for Education and Culture) UN Foundation (USA) International Organization X Funda~io OSESP (OSESP Foundation) Music teaching X Fundo Garantidor de Credito (FGC - Credit X Non-profit civil association Guarantee Fund) Fundo Patrimonial Amigos da Poli Association activities X (Endowment Friend of Poli) Fundo Patrimonial da FEA-USP (FEA-USP Raising and investment of funds to support FEA- X Endowment Fund) USP G/xtrat Consultoria EconOmica Ltda. Consultancy in corporate management X Fund management services by contract or G~vea lnvestimentos X commission GC/Capital Empreendimentos e Holding company of non-financial institutions X Participac6es Ltda. Grupo Bunge - Bunge Brasil SA Agribusiness and food X Gustavo Loyola Consultoria SIC Consultancy in economics X Hospital care, first-aid and emergency care unit Hospital de Clfnicas de Porto Alegre (HCPA) X activities Hospital care, first-aid and emergency care unit Hospital lsraelita Albert Einstein X activities lcatu Holding S.A. Holding company X lnstituteAkatu (Akatu Institute) Non-governmental organization X Institute de Ensino e Pesquisa (INSPER -Educational institution X Teaching and Research Institute) Institute Alana (Alana Institute) Non-governmental organization X Institute Brasileiro de Ciencia Bancaria (IBCB - Brazilian lnstiMe of Banking Institutes and Foundations X Science) Institute Brasileiro de Goveman~ Activities of associations for protection of social Corporativa (IBGC - Brazilian Institute of X rights Corporate Governance) Institute Brincante (Brincante Institute) Non-governmental organization X Institute Caldeira Non-governmental organization X lnstituto de Arte Contemponlnea Non-governmental organization X lnstituto de Estudos Avant;;ados Universidade de Sao Paulo (USP- Institute Education support activities, other than public X ofAdvanced Studies of the University of Sao school financial management Paulo) Organization that supports entrepreneurship and lnstituto Empreender Endeavor X entrepreneurs lnstituto Femand Braudel de Economia Mundial Non-profit organization X Activities of associative organizations related to lnstituto ltaCJ Cultural X culture and art lnstituto Lojas Renner Association activity X lnstituto Unibanco Other ancillary activities X lnstituto para Desenvolvimento do Varejo (IDV - Brazilian Retail Development Other professional association activities X Institute) Other activities of services rendered mainly to the ltau BBA International pic X companies not mentioned previously ltaCJ CorpBanca (Chile) Multiple-service banking, with commercial portfolio X ltaCJ CorpBanca (Colombia) Commercial Bank X ltaCJ Unibanco Holding SA Holding company X ltaCJ Unibanco S.A. Multiple-service banking, with commercial portfolio X ltaCJsaS.A. Holding company X Investment in other companies in Brazil and abroad, particular1y in those engaged in the ltautecSA X manufacture and sale of banking and commercial automation equipment and provision of services IUPAR- ltau Unibanco Participa¢es S.A. Holding company X J. P. Morgan Chase Holding company X L. Dias Advogados Law firm X Localiza Rent a Car S.A. car rental X Lojas Renner S.A. Chain of apparel department stores X Luizacred S.A. Sociedade de Credito, X Financiamento e lnvestimento Credit, Financing and Investment Society Luizaseg Seguros S.A. Property and casualty insurance X Magazine Luiza S.A. Retail sales X McKinsey & Company Business consulting X Museu de Arte de Sao Paulo (MASP - Sao Non-profit private museum X Paulo Art Museum) Museu de Arte Medema de SAo Paulo Non-profit civil association X (MAM - SAo Paulo Museum of Modem Art) Wholesale business of cosmetics and beauty Grupe Natura X products Odebrecht SA Construction X PAo de Ac;Cicar - Companhia Brasileira de Retail sales X Distribui~o Parana Auditores Accounting and tax audit and consulting services X Parnaiba Gas Natural Extraction of oil and natural gas X Wholesaling of alcohol fuel, biodiesel, gas and other oil by-products, except for lubricants, which Petrobras Distribuidora S.A. X is not carried out by a retail transportation company Petr61eo Brasileiro S.A. Oil exploration, extraction and refining X Porto Seguro S.A. Holding company X Porto do Forno RJ Port and maritime support activities X Production and distribution of industrial and medical gases, as well as the sale of welding and Praxair Distribution, Inc. X cutting materials and equipment throughout the USA and Canada Production and distribution of industrial gases and Praxair, Inc. X cylinders PricewaterhouseCoopers Accounting and tax audit and consulting services X Brokers and insurance agents for private pension Qualicorp S. A. X and health insurance plans Realize Credito, Financiamento e Credit, financing and financial investment services X lnvestimento S.A.

Other special partnerships, except for holding Realize Participa¢es SA X companies Renner Administradora de Cart6es de Credit card operator, exclusively for customers of X Credito Ltda. Lojas Renner S.A. Advisory in business management, except for Rumos Consultoria Empresarial Ltda. X specific technical advisory services Sercomtel S.A. - Telecomunicacees. X Telecommunications Spaipa S.A. lndlistria Brasileira de Bebidas Beverage Manufacturing and Distribution X Sindicato dos Bancos no Estado de Sao Paulo (Union of Banks of the State of Sao Union X Paulo) SLC Agricola S.A. Agricultural commodities X Tecnisa S.A. Real estate business X Tecnologia Bancaria S.A. ATMs X Tendancias Conhecimento Assessoria Consultancy X EconOmica Ltda. Tendencias Consultoria lntegrada S/S Ltda. Consultancy X Tozzini Freire Advogados Law firm X UltraMrtil Terminal operations X Ultrapar Participa!tO&s S.A. Fuel distribution X Mining Company Vale S.A. X Valens Brasilltda. ME Consultancy X Fund management services by contract or Venter lnvestimentos Ltda. X commission Via Varejo S.A. Retail sales X Visa Argentina Credit card operator X Votorantim Cimentos S.A. Cement production X Production and distribution of industrial and White Martins Gases lndustriais S.A. X medical gases XP lnvestimentos S.A. Holding company of non-financial institutions X XPRIZE Non-profit organization X Yazbek Advogados Law firm X 12.12. OTHER SIGNIFICANT INFORMATION OF ITEM 12.12 a) Regarding meetings held in the past three (3) years, we inform as follows: Year Type of meeting Date/Time Quorum 2020 Annual 04.28.2020- 11:00 a.m. Over 90% of common shares and 31.75% of preferred shares 2019 Annual 04.24.2019-11:00 a.m. Over 90% of common shares and 29.08% of preferred shares 2018 Annual and 04.25.2018-11:00 a.m. Over 90% of common shares and Extraordinary 28.28% of preferred shares 2018 Extraordinary 07.27.2018-15:00 p.m. Over 90% of common shares 2017 Annual and 04.19.2017- 3:00 p.m. Over 90% of common shares and Extraordinary 22% of preferred shares

Audit Committee

The Audit Committee has autonomy to establish and contract training activities.

In 2016, the Audit Committee started to define the need for training identified as significant for its performance twice a year. Once it identifies a department in need of training, it contracts training to meet a specific need for the area or its members.

Another training component of the Audit Committee for topics under its responsibility it understands as significant is making *benchmark*, including abroad, with other organizations or with the best practices identified by consultants.

Over 2017, training sessions were provided on standard IFRS 9 – Financial Instruments and on anti-money laundering and terrorism financing international standards. Additionally, all members took part in a discussion on the "performance of criminal courts and effects on the market", which counted on the presence of the President of the Financial Activities Control Council (COAF), among others.

Over 2018, training sessions were provided to members of the Audit Committee *on Cloud Computing and the implementation status of the BIS III standards in Brazil.* The Committee also made benchmark on risk management in digital environments together with U.S. financial entities, tech companies and consultancy companies and on how the Audit Committee, internal audit and second line of defense areas operate, as well as with Spanish financial companies with international operations.

In 2019, the Audit Committee promoted specific training on anti-money laundering (AML) with the attendance of its members and guests representing the Internal Audit (Brazil and Latam) and Operating Risk Offices. Talks were given by consultants in Brazil and abroad on (i) Anti-money laundering and combating terrorism financing (AML/CFT) and Anti-bribery and corruption (AB&C); and (ii) The Evolving Landscape of AML/CFT Management.

In 2017, 2018, and 2019, some of the Committee's individual members also took part in training activities on accounting, financial, capital markets, IT and corporate governance topics.

c) Relationship among the Audit Committee, the Executive Board, and the Co-chairmen of the Board of Directors

Based on the responsibilities set up in its Regulations and on the assessment of the main risks of Itaú Unibanco's Conglomerate, the Audit Committee annually defines its meeting schedule, including with the Executive Board. This annual planning is continuously revised by the Audit Committee, which may change its meeting planning at any time.

Over 2017, 2018, and 2019, the Audit Committee held meetings at least on a monthly basis with the executives in charge of the Internal Audit, Compliance and Operating Risk, and Internal Control departments, to monitor the outcomes of the work carried out by these departments. Additionally, the Audit Committee held bi-monthly meetings to monitor operations of Itaú CorpBanca in Chile and its branches

Also in 2017, 2018, and 2019, the Audit Committee held meetings with the following departments: Finance, Corporate Security, Retail Banking, Wholesale Banking, Technology and Operations, Credit Risk, Market and Liquidity Risk, Legal, External Ombudsman's Office, and Internal Ombudsman's Office, and with those responsible for a number of business of Itaú Unibanco Conglomerate, including abroad, covering Itaú Unibanco's units in Latin America and in the Northern hemisphere (the U.S. and the Caribbean, Europe, Asia and Middle East).

At least quarterly, the Audit Committee holds a joint meeting with the Co-chairmen of the Board of Directors and with the CEO of Itaú Unibanco Holding S.A., in which it submits its findings and recommendations and monitors the progress of previously submitted recommendations.

Relationship among the Audit Committee, the Board of Directors and the Fiscal Council

The Audit Committee reports to the Board of Directors of Itaú Unibanco Holding S.A. On a monthly basis, the Chairman of the Audit Committee submits to the Board of Directors a summary of the most significant topics discussed at the monthly meetings. On a semi-annual basis, the Audit Committee submits its recommendations on the financial statements, and it annually submits the outcome of the evaluation of the external auditor, internal auditor and operating risk department, which is also responsible for the internal controls. The Audit Committee holds a joint meeting with the members of the Fiscal Council of ltau Unibanco Holding SA at least on an annual basis, in which it presents its findings on ltau Unibanco’s consolidated financial statements as of the year ended December of each year or other topics of the Fiscal Council interest. Relationship between the Board of Directors and the Fiscal Council The Fiscal Council attends the meetings of the Board of Directors in which the annual financial statements of the Issuer are examined (therefore, once a year). Relationship between the Fiscal Council and the Executive Board The Fiscal Council meets the Executive Board of ltau Unibanco Holding SA when the financial statements of the Issuer are presented (therefore, four times a year). Relationship between the Board of Directors and the Investor Relations Officer The main relationship channel between the Board of Directors and the Investor Relations Officer is the Disclosure and Trading Committee. This committee meets every quarter on a mandatory basis, in addition to approving Material Facts and Announcements to the Market on a timely basis. The way the Disclosure and Trading Committee is composed reinforces the relationship with the Board of Directors, since it is composed of members of the Board of Directors, the Executive Committee, and the Executive Board. Noteworthy is that the topics included in the agenda of the Disclosure and Trading Committee’s meetings may be directly related to the Board of Directors or the Statutory Committees that support the Board of Directors, such as: • Management Report, Form 20-F, Reference Form, and Integrated Report; • Changing and creating new policies; • Opinions on the performance of ltau Unibanco’s securities and the best practices from market agents, 1 including investors, credit rating agencies, and ESG , corporate governance, analysts, and trade associations; • Share bonus and share splits; • Analyzing the trading of the parties adhering to the Securities Trading Policy. The ltau Unibanco’s Investor Relations Officer also prepares materials, to the Board of Directors, comparing the financial performance of ltau Unibanco with that of its main competitors, in addition to calculating the market share of the key products of the Bank and its subsidiaries. 1 Environmental, Social and Corponlte Gcvamanc

d) In 2019, we developed the following training activities:

Training	Audience	Frequency	Adherence	Proposal for 2020
Ethics e-learning course	Up to executive officers	Biennial	97.59%	Continues with the biennial cycle
Anti-corruption e-learning course	Up to executive officers	Biennial	96.94%	Continues with the biennial cycle
Anti-corruption in-person course	Up to superintendents of the departments most sensitive to corruption risk	Biennial	67.82%	Continues in 2020 (with new biennial training cycle)
Ethics in workplace workshop	Managers and coordinators	Specific dates	94.74%	Continues in 2020 for new managers and coordinators
Adherence to the Code of Ethics (#)	Up to Board of Directors	Annual	97.75%	Unified statement comprising Codes of Conduct and corporate integrity policies
Risk Culture Program	Managerial level (with or without management)	Specific dates	98%	Those unable to attend in person will thus attend the course online.
Risk Culture Program	Coordination level up to trainee	Annual	89% up to February 19	Continues in 2020 until we reach 100% of audience
Anti-Money Laundering and Counter Terrorist Financing e-learning course	Up to executive officers	Biennial	96%	Continues with the biennial cycle
In-person illicit acts prevention lecture (AML and corruption prevention)	Board of Directors	Biennial	100%	New lecture on the topic

e) In 2019, the Internal Ombudsman’s Office received 2,344 reports related to inter-personal conflicts and conflicts of interest in the workplace involving the organization’s employees. In order to guide and discipline any employees who show conducts contrary to the principles of the Company’s Code of Ethics and standards, and to minimize any related risks, the Company implemented guiding/disciplinary measures to those involved in the reports investigated and deemed as legitimate. Additionally, a number of monitoring actions and action and development plans were recommended to the reported employees. f) Supporting documentation for the meetings of the Board of Directors: The members of the Board of Directors receive, at least five (5) days before the meeting, whenever possible, supporting documents for the topics that will be discussed, so that each Director may be properly aware of these topics and be prepared for a productive cooperation in these debates. g) Information related to the evaluation process of the Board of Directors, Committees and Executive Board is described in item 12.1.c